                                                                    Exhibit 99.3







                                                                          Annual
[LOGO] ABINGTON SAVINGS BANK                                              Report
                                                                            1995

                                TABLE OF CONTENTS




                              President's Message
                                       2


                              Financial Highlights
                                       6


                      Management's Discussion and Analysis
                                       8


                    Report of Independent Public Accountants
                                       21


                          Consolidated Balance Sheets
                                       22


                     Consolidated Statements of Operations
                                       23


           Consolidated Statements of Changes in Stockholders' Equity
                                       24


                     Consolidated Statements of Cash Flows
                                       25


                   Notes to Consolidated Financial Statements
                                       27


                            Stockholder Information
                                       47


                             Directors and Officers
                                       48


                              Corporate Information
                                Inside Back Cover

PRESIDENT'S MESSAGE



Dear Shareholders:

         In 1992 your Board of Directors embarked on an aggressive strategic plan designed to enhance shareholder value. At that time our share price was approximately $4 a share and the total assets of the Bank were approximately $225 million. I am pleased to report that the goals of that three-year strategic plan have been realized. Total assets have more than doubled in size to approximately $465 million and the Bank has expanded from three banking offices in 1992 to the current seven offices.

                         [BAR CHART OF YEAR END STOCK]

         The expansion of the Bank's franchise throughout southeastern Massachusetts has been an essential element in the Board's plan to continue to enhance the value of our company. Our strategy going forward is to utilize this expanded franchise to attract more customers and to broaden the services utilized by existing customers.

         In addition to continuing our acquisition strategy, 1995 was also a year in which we streamlined our product offerings, made critical restructuring decisions and committed the Bank to an aggressive deposit growth management program.

         Of all our efforts in 1995, we are particularly pleased with the outstanding community response to the High Performance Checking Account program we introduced in March. The dramatic increase in accounts exceeded our highest expectations, growing from 12,686 accounts at the end of March to 19,843 accounts at the close of business on December 31, 1995. Designed to attract customers interested in a primary relationship with the Bank, this new program stands as a model for future products that offer high value and contribute to strong deposits. As an added benefit to the Bank, these new deposits both reduce the costs of our funds and provide increased fee income.

                          [BAR CHART OF NET OVERHEAD]

         Reducing non-performing assets continued to be a priority for the Bank in 1995. While we took a net loss on a sale of non-performing and under-performing assets, the decision to sell is expected to result in approximately $300,000 in reduced overhead costs, a significant contribution to long-term profitability. Moving into 1996, our focus is on originating new, high-quality commercial, residential and consumer loans rather than managing problem assets.

         Continuing our retail expansion throughout southeastern Massachusetts, the Bank acquired the Bank of Boston branch in Holbrook in June. With this location, we solidify our commitment to a strong regional presence. From the start we were encouraged by strong consumer response to our high-value checking accounts, which resulted in steady deposit growth in Holbrook that reached approximately $17 million by year's end.

         This was also a year of extreme competition and escalating costs. Close attention to the realities of the changing marketplace prompted us to reevaluate our plans to expand the Bank's residential mortgage lending operation into the Metro West area. To ensure a solid foundation on which to build on our business, we began significant restructuring, including reductions in department staff. An annual cost savings of $250,000 is expected going forward based on these decisions. Despite the challenges of restructuring, the Bank closed $71 million in residential mortgage loans and achieved top 10 lender status in many communities across Plymouth County and Cape Cod. The restructuring process, which included


                  ABINGTON SAVINGS BANK THE 1995 ANNUAL REPORT

PRESIDENT'S MESSAGE


setting aggressive, yet attainable goals for 1996, positions this element of our business for improved profitability in the coming months.

         Our participation in several programs designed for low and moderate income first-time buyers continued in 1995. Along with government-sponsored programs such as FHA, MHFA and the American Dream Program, the Bank offered its own program for low and moderate income borrowers. Our proven commitment and support for the Community Reinvestment Act was recognized with an "Outstanding" rating from the Massachusetts Division of Banks.

                      [BAR CHART OF NON-PERFORMING ASSETS]

         Refinancing activity increased in the fourth quarter after further reduction in long-term interest rates occurred. We anticipate stronger housing starts in 1996 due to increasing consumer confidence as well as continued refinancing activity.

         The Bank closed $10 million in consumer loans, due in part to a successful home equity promotion in the third quarter. We no longer participate in indirect automobile lending programs. This source of new business to the Bank tended to produce one-product customers and runs counter to our strategy of achieving profitable relationships by providing multiple services to our customer base.

         Recognizing the value of the small business to the communities we serve, the Bank established the Small Business Lending Center in 1995, significantly expanding our financing services in this area. Demand is strong for the Small Business Administration programs we offer, and we expect increasing activity in these and other financing programs.

         While our interest rate spread remained relatively stable during the year, it is an area we will continue to monitor closely in 1996. The year's sharp decline in long-term interest rates, in contrast to a modest rise in short-term interest rates, set the tone for the interest rate environment. As a result, we faced a flattening of the yield curve. This situation, coupled with the tremendous price competition on loan yields, compounds the pressure on interest rate spreads. To address the need for enhanced interest rate spreads, we will continue to develop programs that result in significant lower-cost deposit growth. This growth is critical in alleviating the pressure which results from loan price competition.

                          [BAR CHART OF TOTAL ASSETS]

         As proud as we are of our status as a community Bank, we consider it equally important to offer services typically expected only from much larger institutions. To that end, we are particularly pleased with the success of the Bank's effort to increase services for corporate customers. This was part of our strategy to strengthen our credit and depository product offerings, as well as broaden the services we provide to our growing business customer base. As one example within our growing portfolio of non-credit services, the Bank's Cash Management program allows us to customize a plan for the specific cash flow needs of individual business customers.

         The Bank's 1995 financial results reflected the growth strategy of the Bank. Net income was $1,429,000 or $.73 per share for the year, compared with $2,743,000 or $1.40 per share in 1994. Assets totaled $460,492,000 compared to $421,833,000 in 1994. These results included a pre-tax loss of approximately $1,650,000 attributable to the sale at discount of $9 million in non-performing and under-performing loans.


                  ABINGTON SAVINGS BANK THE 1995 ANNUAL REPORT

PRESIDENT'S MESSAGE



                       [BAR CHART OF NET INTEREST INCOME]


         We were pleased to note fourth quarter and year-end earnings reflect increased in net interest income of 7.8% in 1995. The growth in the Bank's asset base was a result of the acquisition of the Holbrook branch and growth in the Bank's loan portfolio which amounted to $24.9 million or 10.6%. An 18.2% year-end increase in non-interest income reflects the results of increased customer service fees, directly attributable to the Bank's successful efforts to increase retail and corporate checking accounts.

         Even as we continue managing the Bank's growth, we want to retain our ability to provide a personal approach. Involvement of the Bank's decision-makers in day-to-day business and customer satisfaction is at the core of our business values. By addressing customer needs better than our competition, we succeed in increasing the service levels our customer expect and deserve.

         This was a year of legislative and regulatory successes which will have a positive impact on earnings going forward. At the federal level, FDIC premiums were reduced substantially. Long-awaited state tax reform will reduce the Bank's income tax rate for the next several years.

                            [BAR CHART OF DEPOSITS]

         In 1995, the Bank adopted a program which affords shareholders the option to reinvest their dividends into purchasing additional shares of the Bank's stock. Through reinvestment, shareholders have an opportunity to impact directly the Bank's financial performance. We are encouraged by the response, which we believe reflects shareholder confidence in the overall performance and promise of the Bank.

         Heartened by the achievement of our expansion goals during the past three years, we now direct our energies toward significantly enhancing the earnings level of the Bank. With updated business plans and financial performance measurements in place, we continue to look for opportunities to streamline operations and enhance profitability. Our success to date has proven that managing the Bank for the long-term is the right strategy, but we remain open to short-term initiatives that could benefit the investments of our shareholders.

         Our strategic positioning in 1995, combined with the achievements of the past three years, represent dramatic growth for your Bank and are a credit to the vision of the Board of Directors and the focused leadership of the Bank's management team. As always, I am grateful for their unwavering dedication and for the consistently high contribution of the Bank's employees.

                              [BAR CHART OF LOANS]

         In closing, I would like to thank our growing list of customers and shareholders. We are proud of our association with you, and eager to continue our work in establishing a leadership presence and serving the diverse needs of our growing customer base.

         Respectfully Submitted,


         /s/ James P. McDonough


         James P. McDonough
         President and Chief Executive Officer





                  ABINGTON SAVINGS BANK THE 1995 ANNUAL REPORT

                                                PROFILE OF ABINGTON SAVINGS BANK




                            [MAP OF BANKING OFFICES]




The bank considers its principal market area to be Plymouth County, Massachusetts, primarily Abington, Halifax, Holbrook, Kingston, Whitman, Hull and Pembroke where it has banking offices.



                  ABINGTON SAVINGS BANK THE 1995 ANNUAL REPORT

FINANCIAL HIGHLIGHTS


                                                                   At December 31,
---------------------------------------------------------------------------------------------------------
                                              1995         1994         1993         1992         1991
---------------------------------------------------------------------------------------------------------
                                                 (Dollars in thousands, except per share data)
Balance Sheet Data:
Total assets                                $460,492     $421,833     $347,354     $315,048     $229,916
Total loans, net                             260,585      235,614      199,807      186,520      157,058
Investment securities (1)                     33,343       28,328       15,915        8,015        7,852
Mortgage-backed investments                  138,937      133,882      113,052       97,485       49,115
Deposits                                     280,070      246,843      209,911      202,105      152,844
Borrowed funds                               145,609      134,155      106,921       84,539       52,065
Stockholders' equity                          30,561       28,366       27,869       24,963       23,160
Book value per share                           16.22        15.13        14.89        13.40        12.43


                                                                 Years Ended December 31,
-------------------------------------------------------------------------------------------------------------
                                              1995          1994           1993         1992          1991
-------------------------------------------------------------------------------------------------------------
                                                    (Dollars in thousands, except per share data)
Operating Data:
Interest and dividend income                $ 31,949      $ 27,082      $ 23,591      $ 21,432      $ 20,457
Interest expense                              18,222        14,349        12,302        11,784        13,411
                                            --------      --------      --------      --------      --------

Net interest income                           13,727        12,733        11,289         9,648         7,046

Provision for possible loan losses             2,233           610           720           930           600
                                            --------      --------      --------      --------      --------

Non-interest income (charges):
   Loan servicing fees                           713           646           617           452           416
   Gain (loss) on sales of investment
     securities and mortgage-backed
     investments, net                            181           322           459          (145)        1,054
   Writedown of equity securities                 --            --            --            --          (151)
   Gain on sales of loans, net                   453           389           890         1,183           580
   Writedown of limited partnerships .          (110)           --            --            --          (434)
   Net loss on sales and writedown
     of other real estate owned                  (92)           (2)         (478)         (347)         (212)
   Other non-interest income                   1,763         1,106           799           661           515
                                            --------      --------      --------      --------      --------

     Total non-interest income                 2,908         2,461         2,287         1,804         1,768
                                            --------      --------      --------      --------      --------

Non-interest expenses                         11,955        10,255         8,771         7,577         6,256
                                            --------      --------      --------      --------      --------

Income before income
 taxes, cumulative effect of accounting
 change and extraordinary item                 2,447         4,329         4,085         2,945         1,958
Provision for income taxes                     1,018         1,586         1,556         1,243           854
                                            --------      --------      --------      --------      --------

Income before cumulative effect
 of accounting change and extra
 ordinary item                              $  1,429      $  2,743      $  2,529      $  1,702      $  1,104
Extraordinary credit - capital loss
 carryforward                                     --            --            --            24           180
Cumulative effect of accounting change            --            --           650            --            --
                                            --------      --------      --------      --------      --------
    Net income                              $  1,429      $  2,743      $  3,179      $  1,726      $  1,284
                                            ========      ========      ========      ========      ========
Earnings per share before
 extraordinary item and cumulative
 effect of accounting change                $    .73      $   1.40      $   1.31      $    .92      $    .59
Extraordinary item per share                      --            --            --           .01           .10
Cumulative effect of accounting
  change                                    $     --      $     --      $    .34      $     --      $     --
                                            --------      --------      --------      --------      --------

Earnings per share                          $    .73      $   1.40      $   1.65      $    .93      $    .69
                                            ========      ========      ========      ========      ========
Dividends per share                         $    .40      $    .40      $     --      $     --      $     --
                                            ========      ========      ========      ========      ========


                  ABINGTON SAVINGS BANK THE 1995 ANNUAL REPORT

                                                            FINANCIAL HIGHLIGHTS




                                                       Years Ended December 31,
--------------------------------------------------------------------------------------------
                                           1995      1994       1993       1992      1991
--------------------------------------------------------------------------------------------
Selected Ratios:
Return on average total assets              .33%       .70%       .95%      .63%       .57%
Interest-rate spread                       3.14       3.32       3.37      3.50       2.95
Return on average equity                   4.68       9.23      11.73      7.00       5.67
Dividend payout ratio                     52.62      27.34         --        --         --
Average equity to average total assets     7.00       7.61       8.10      9.02      10.03

(1) Includes Federal Home Loan Bank stock.


                  ABINGTON SAVINGS BANK THE 1995 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS



GENERAL

The Bank's results of operations depend primarily on its net interest income after provision for possible loan losses, its revenue from loan fees and sales and other banking services and non-interest expenses. The Bank's net interest income depends upon the net interest rate spread between the yield on the Bank's loan and investment portfolios and the cost of funds, consisting primarily of interest expense on deposits and Federal Home Loan Bank advances. The interest rate spread is affected by the match between the maturities or repricing intervals of the Bank's assets and liabilities, economic factors influencing general interest rates, prepayment on loans and mortgage-backed investments, loan demand and savings flows, as well as the effect of competition for deposits and loans. The Bank's net interest income is also affected by the performance of its loan portfolio and in particular, the level of non-earning assets. Revenues from loan fees and other banking services depend upon the volume of new transactions and the market level of prices for competitive products and services. Non-interest expenses depend upon the efficiency of the Bank's internal operations and general market and economic conditions.

On June 3, 1994, the Bank acquired Hull Co-Operative Bank ("Hull") by merger. On June 26, 1995, the Bank also acquired a branch in Holbrook ("Holbrook") from the Bank of Boston. These recent acquisitions are consistent with the Bank's strategy of controlled growth which will enable the Bank to have a greater regional presence.

NET INTEREST INCOME

Net interest income is affected by the mix and volume of assets and liabilities, and levels of prepayment primarily on loans and mortgage-backed investments, the movement and level of interest rates, and interest spread, which is the difference between the average yield received on earning assets and the average rate paid on deposits and borrowings. The Bank's net interest rate spread was 3.14% for the year ended December 31, 1995, compared to 3.32% for the year ended December 31, 1994.

The level of non-accrual loans and other real estate owned also has an impact on net interest income. At December 31, 1995, the Bank had $485,000 in non-accrual loans and $1,070,000 in other real estate owned compared to $5,249,000 in non-accrual loans and $1,272,000 in other and real estate owned, respectively, as of December 31, 1994. The majority of the reduction of these non-performing loans ("impaired loans") from 1994 to 1995 resulted from a bulk sale of these and other under performing loans which was completed in November 1995.

During 1995, the Bank maintained the interest rates paid on NOW and savings accounts at 1.50% and 2.25%, respectively. Many of the banks in the Bank's market also followed a similar philosophy of not increasing rates paid on core deposit accounts. Given the relatively low rates paid on core deposit accounts, some customers began to seek alternate, higher yielding investment sources, such as certificates of deposit. Management estimates that approximately $10 million of its core deposits migrated to certificates of deposit during the year which has caused interest paid on total deposits to increase during 1995.

The lagged effect of the rising interest rate environment in 1994, and the shift in deposit types as discussed in the preceding paragraph, has had an adverse effect on the Bank's overall cost of funds in 1995 as compared to 1994. Management has implemented strategies during 1994 and 1995 to help reduce the effect of further rate increases on the Bank's cost of funds should they increase significantly in 1996.

The table on the following page presents average balances, interest income and expense and yields earned or rates paid on the major categories of assets and liabilities for the years indicated.


                  ABINGTON SAVINGS BANK THE 1995 ANNUAL REPORT

                                            MANAGEMENT'S DISCUSSION AND ANALYSIS



                            Years Ended December 31,
------------------------------------------------------------------------------------------------------------------------------------
                                                      1995                             1994                         1993
------------------------------------------------------------------------------------------------------------------------------------
                                                                              (Dollars in Thousands)

                                           Average               Yield/    Average              Yield/  Average               Yield/
                                           Balance   Interest     Rate     Balance   Interest    Rate   Balance    Interest    Rate
                                           -------   --------     ----     -------   --------    ----   -------    --------    ----
Assets
  Earning assets:
  Federal funds sold                     $     621   $    42      6.76%   $    161   $     8      4.97%  $    733   $    21   2.86%
  Other short-term investments                 434        25      5.76          66         2      3.03        475        16   3.37
  Bonds and obligations (2)                 23,774     1,536      6.46      16,161       927      5.74      8,868       513   5.78
  Equity securities (1)                     10,300       574      5.57       6,692       465      6.95      4,913       381   7.75
  Mortgage-backed investments (2)          137,007     8,984      6.56     123,575     7,503      6.07    111,359     6,738   6.05
  Loans (3)                                243,949    20,788      8.52     222,313    18,177      8.18    191,502    15,922   8.31
                                         ---------   -------              --------   -------             --------   -------

    Total earning assets                   416,085    31,949      7.68     368,968    27,082      7.34    317,850    23,591   7.42
                                         ---------   -------              --------   -------             --------   -------

  Cash and due from banks                    7,028                           7,783                          5,013
  Other assets                              13,746                          13,800                         11,671
                                          --------                        --------                       --------

    Total assets                          $436,859                        $390,551                       $334,534
                                          ========                        ========                       ========
Liabilities and Stockholders' Equity
  Interest-bearing liabilities:
    NOW deposits                          $ 26,083   $   402      1.54%   $ 20,642   $   333      1.61%  $ 16,553   $   351   2.12%
    Savings deposits                        94,328     2,301      2.44      97,670     2,318      2.37     89,390     2,434   2.72
    Time deposits                          121,126     6,978      5.76      94,874     4,862      5.12     87,426     4,834   5.53
                                         ---------   -------              --------   -------             --------   -------

      Total deposits                       241,537     9,681      4.01     213,186     7,513      3.53    193,369     7,619   3.94

    Short-term borrowings                   73,719     4,546      6.17      67,066     3,244      4.84     44,624     1,514   3.39
    Long-term debt                          66,614     3,995      6.00      62,317     3,592      5.76     53,279     3,169   3.94
                                         ---------   -------              --------   -------             --------   -------

      Total interest-bearing liabilities   381,870    18,222      4.77     342,569    14,349      4.19    291,272    12,302   4.22
                                                     -------                         -------                        -------
Non-interest bearing deposits               19,584                          14,502                         12,595

      Total deposits and borrowed funds    401,454                4.54     357,071                4.02    303,867             4.05

Other liabilities                            4,847                           3,773                          3,555
                                          --------                                                       --------

  Total liabilities                        406,301                         360,844                        307,422
Stockholders' equity (6)                    30,558                          29,707                         27,112
                                          --------                        --------                       --------

     Total liabilities and                $436,859                        $390,551                       $334,534
       stockholders' equity               ========                        ========                       ========

Net interest income                                  $13,727                         $12,733                        $11,289
                                                     =======                         =======                        =======
Interest-rate spread (4)                                          3.14%                           3.32%                       3.37%
                                                                  ====                            ====                        ====
Net yield on earning assets (5)                                   3.30%                           3.45%                       3.55%
                                                                  ====                            ====                        ====

(1) Includes Federal Home Loan Bank stock, investments held for sale and available for sale (at amortized cost).
(2)      Includes securities available for sale (at amortized cost).
(3) Non-accrual loans net of reserve for possible loan losses and loans held for sale are included in average loan balances.
(4) Interest-rate spread equals the yield on average earning assets minus the yield on average deposits and borrowed funds.
(5) Net yield on earning assets equals net interest income divided by total average earning assets.
(6) Excludes the impact of net unrealized gain (loss) on available for sale securities.


                  ABINGTON SAVINGS BANK THE 1995 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS



RATE/VOLUME ANALYSIS

The following table presents, for the periods indicated, the changes in interest income and in interest expense attributable to the change in interest rates and in the volume of earning assets and interest-bearing liabilities. The change attributable to both volume and rate has been allocated proportionately to the change due to volume and the change due to rate.

                                                          Years Ended December 31,
---------------------------------------------------------------------------------------------------------
                                             1995 vs 1994                        1994 vs 1993
---------------------------------------------------------------------------------------------------------
                                                              (In thousands)

                                         Increase (decrease)                  Increase (decrease)
                                              Due to                                Due to
                                  Volume       Rate         Total       Volume       Rate        Total
                                  ------       ----         -----       ------       ----        -----
Interest and dividend income:
   Loans                         $ 1,821          790      $ 2,611      $ 2,523       (268)     $ 2,255
   Bonds and obligations             480          129          609          418         (4)         414
   Equity securities                 214         (105)         109          127        (43)          84
   Mortgage-backed
     investments                     853          628        1,481          742         23          765
   Federal funds sold                 30            4           34          (23)        10          (13)
   Interest-bearing deposits
     in banks                         20            3           23          (13)        (1)         (14)
                                 -------      -------      -------      -------      -----      -------

     Total interest and
       dividend income             3,418        1,449        4,867        3,774       (283)       3,491
                                 -------      -------      -------      -------      -----      -------

Interest expense:
   NOW deposits                       84          (15)          69           73        (91)         (18)
   Savings deposits                  (81)          64          (17)         213       (329)        (116)
   Time deposits                   1,461          655        2,116          396       (368)          28
   Short-term borrowings             345          957        1,302          937        793        1,730
   Long-term debt                    254          149          403          524       (101)         423
                                 -------      -------      -------      -------      -----      -------

     Total interest expense        2,063        1,810        3,873        2,143        (96)       2,047
                                 -------      -------      -------      -------      -----      -------

Net interest income              $ 1,355      $  (361)     $   994      $ 1,631      $(187)     $ 1,444
                                 =======      =======      =======      =======      =====      =======


                  ABINGTON SAVINGS BANK THE 1995 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS



COMPARISON OF THE YEARS ENDED DECEMBER 31, 1995 AND 1994

GENERAL. Net income for the year ended December 31, 1995 was $1,429,000 or $ .73 per share compared to $2,743,000 or $1.40 per share in 1994, a decrease of $1,314,000 or 47.9%. The key factor in the overall reduction in net income in 1995 was the losses which resulted from management decision to aggressively dispose of a significant portion of the Bank's non-accrual and certain high maintenance loans during the third quarter which resulted in a special provision for loan losses of approximately $1,654,000 and increases in other non-interest expenses of $150,000 due to other related costs. Net income for 1995 was also adversely effect by management's decision to write-off in full a limited partnership investment in a low income housing development of $110,000; there was no corresponding write-off in 1994. Net losses incurred on other real estate owned in 1995 were $92,000 as compared to net losses of $2,000 in 1994. These factors and other increases in non-interest expenses were partially offset by increases in customer service fee income and net interest income.

INTEREST AND DIVIDEND INCOME. Interest and dividend income increased $4,867,000 or 18.0% during 1995 as compared to 1994. This increase was attributable to both increases in earning assets and increases in rates earned on those assets. The balance of average earning asset in 1995 was approximately $416,085,000 as compared to $368,968,000 in 1994, an overall increase of $47,117,000 or 12.8%.
The Hull and Holbrook acquisitions, and related increases in the Bank's loan, investment security and mortgage-backed portfolios accounted for the majority of the increase in earning assets. The increases in yields earned on earning assets is generally attributable to the increases in general interest rates which occurred throughout most of 1994 and into May 1995. This increase in yield was attained in spite of steady declines in longer term interest rates (particularly for maturities beyond 5 years), which occurred for most of 1995 and negatively impacting loan yields obtained on originations and loans or securities purchased on a wholesale basis. The actual increase in yields for 1995 as compared to 1994 is more reflective of the steadily increasing interest rate environment which existed in 1994, resulting in generally higher yields in 1995 compared to most of 1994.

The yield on loans was 8.52% in 1995 as compared to 8.18% in 1994. Overall average loans increased $21,636,000 or 9.7%, to $243,949,000 for 1995 from $222,313,000 for 1994. See "Liquidity and Capital Resources" and "Asset-Liability Management" for further discussion of the Bank's investment strategies and overall balance sheet management. The average balance of mortgage-backed investment securities was $137,007,000 in 1995 as compared to $123,575,000 in 1994, which represents an increase of $13,432,000 or 10.9%. The yield on mortgage-backed investments in 1995 was 6.56% as compared to 6.07% in 1994. Management continues to utilize mortgage-backed investments as an alternative investment source to compensate for lower loan origination volume. See "Liquidity and Capital Resources" and "Asset-Liability Management" for further discussion of the Bank's investment strategies.

INTEREST EXPENSE. Interest expense in 1995 increased $3,873,000 or 27.0%, compared to 1994 generally due to increases in the average rates paid on borrowings and time deposits and overall growth in the deposit and borrowing portfolios. The weighted average rate paid on interest-bearing liabilities was 4.77% in 1995 as compared to 4.19% 1994. The weighted average rates paid on interest bearing deposits increased to 4.01% for the year ended December 31, 1995 from 3.53% for the same period in 1994. This was generally attributable to increases in rates paid on time deposits as well as the shifting of approximately $10 million of savings and money market deposits to certificates of deposit since the beginning of 1995. This shift is representative of customer preference, given the market's unwillingness to increase the rates paid on core deposits, for higher yields on their deposits. See "Asset-Liability Management" for further discussion of the competitive market for deposits. The weighted average rates paid on short-term borrowings increased to 6.17% in 1995 from 4.84% in 1994. This increase generally coincided with increases in rates set by the Federal Reserve since early 1994 which continued into May 1995. Despite some declines in these rates in the latter half of 1995, the overall rates paid on borrowings during 1995 were generally higher than those paid for the majority of 1994.

The average balances of deposits and borrowed funds were $261,121,000 and $140,333,000, respectively, in 1995 as compared to $227,688,000 and $129,383,000 respectively in 1994. The increase in deposit balances is attributable to the acquisition of Hull and Holbrook and other general deposit growth. This level of growth and the recent completion of the Holbrook acquisition are reflective of managements's continued focus on expanding the Bank's deposit base. Additional borrowings were generally used to fund a portion of residential loan, mortgage-backed investment, and investment securities portfolio growth. See "Liquidity and Capital Resources" for further discussion of the Bank's borrowed funds.


                  ABINGTON SAVINGS BANK THE 1995 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS



NON-INTEREST INCOME. Total non-interest income increased $447,000 or 18.2% in 1995 in comparison to 1994. Customer service fees were $1,644,000 in 1995 as compared to $1,050,000 in 1994, an increase of $594,000 or 56.6%. This increase is generally attributable to growth in deposit accounts, primarily the NOW and checking account portfolios, and certain fee increases. These fee increases were consistent with the Bank's modification of certain products and services offered and overall growth in transaction accounts. Gains on sales of mortgages increased from $389,000 in 1994 to $453,000 in 1995, an additional $64,000 or 16.5%. A primary contributor to this increase was the Bank's sale of approximately $7,200,000 of seasoned 20- and 30-year, fixed rate mortgages in June 1995 at a gain of approximately $175,000. This sale was part of an asset-liability strategy to shorten the maturities of assets. Management decided to sell these longer-term loans and replace them with more variable rate types of assets. Overall gains on sales of mortgages on the secondary market from current period originations were approximately $278,000 in 1995 as compared to $389,000 in 1994, a decrease of $111,000 or 28.5%. This decline can be attributed to lower origination volumes in 1995 as compared to 1994 and tighter spreads on the secondary market sales. Loan originations for sale in the secondary market dropped to $40.2 million in 1995 from $58.2 million in 1994. These results also reflect increased market competition for residential loan originations in 1995.

Loan servicing fees increased $67,000 or 10.4% to $713,000 in 1995 from $646,000 in 1994. This was generally due to increases in the balance of loans serviced for others from $229,010,000 at December 31, 1994 to $252,939,000 at December 31, 1995. These increases were achieved in spite of the fact that loan servicing fees have been negatively impacted by tighter servicing spreads and overall market conditions on new residential loan production throughout 1995. Non-interest income was adversely affected by overall declines in gains on sales/redemptions of mortgage-backed investment and equity securities, which went from $322,000 in 1994 to $181,000 in 1995, a decrease of $141,000 or 43.8%.
This decline was generally attributable to a gain of approximately $215,000 on redemption of a collateralized mortgage obligation during 1994 for which there was no comparable transaction in 1995. Non-interest income was also adversely impacted in 1995 by management's decision to fully write-off an investment in real estate limited partnership which had a recorded value of $110,000. This write-off was based upon management's evaluation of a variety of factors, including the continuing inability of the project to satisfy its debt obligations on current terms or to obtain refinancing at financially feasible terms. The tax provision for the third quarter of 1995 included additional expense of $57,000 for the estimated net tax credit recapture that the Bank would be subject to should the limited partnership actually become insolvent. Non-interest income was also adversely effected by increases in losses on sales and writedowns of other real estate owned which were $92,000 in 1995 compared to $2,000 in 1994. This was primarily due to the Bank's sale of two commercial condominiums at a loss during the third quarter and a related writedown of a third unit (part of the same complex as the two sold units) due to the Bank's reassessment of that unit's value.

NON-INTEREST EXPENSE. Non-interest expense in 1995 increased by $1,700,000 or 16.6% compared to 1994. Salaries and employee benefits increased 11.7% or $588,000 in response to increased staffing levels in lending and other operational areas in connection with certain business growth strategies and the acquisition of Hull and Holbrook. Occupancy and equipment expenses increased $289,000 or 16.8% over 1994 levels primarily due to costs associated with the Bank's additional investments in and maintenance contracts on its computer system. Other non-interest expense increased $823,000 or 23.6% in 1995 in comparison to 1994 generally due to increases in marketing costs, increased intangible asset amortization related to acquisitions, increased item processing expenses related to checking account growth and estimated broker costs and other associated expenses incurred as a result of the sale of non-performing and high maintenance loans. These increases were partially offset by a reduction in the FDIC assessment rates from approximately $.24 per $100 of deposits per annum to $.04 per $100 of deposits per annum effective June 1, 1995. Deposit assessment rates for the first quarter of 1996 will reflect a further reduction in FDIC assessments (the annual $2,000 minimum); however, there is continued uncertainty regarding any additional costs to be borne by banks for the costs associated with the previous thrift failures. The current draft of legislation in Congress seems to indicate that this additional cost, which may be charged as an additional premium, would not cause overall future premiums to be in excess of $.04 per $100 of deposit. Management anticipates that this FDIC assessment rate reduction will be maintained for the foreseeable future which will positively impact other non-interest expenses.


                  ABINGTON SAVINGS BANK THE 1995 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS



PROVISION FOR POSSIBLE LOAN LOSSES. The provision for possible loan losses was $2,233,000 in 1995, as compared to $610,000 in 1994, an increase of $1,623,000 or 266.1%. This increase includes a special provision of $1,654,000 recorded in the third quarter of 1995 which was primarily related to management's decision to sell certain non-performing and high-maintenance loans at a discounted price.

During October 1995, the Bank's management and Board of Directors evaluated the feasibility of a sale, at a discount, of a group of approximately $9.2 million of loans. This pool consisted of approximately $5.7 million of loans which were on non-accrual at September 30, 1995 and certain other loans which, although performing, were expected to require a higher than average level of management attention and out of pocket costs to maintain performance or to potentially foreclose upon or workout.

The transaction was reflected in the third quarter results for 1995. These loans were sold at approximately 64% of par. The loss associated with this sale was reflected as a charge-off to the allowance for possible loan losses.

PROVISION FOR INCOME TAXES. The Bank's effective income tax rate in 1995 was 41.6%, compared to 36.6% in 1994. The 1995 effective tax rate was adversely impacted by the effect of providing for potential tax credit recapture related to a real estate limited partnership investment. Additionally, the effective tax rate for the year ended December 31, 1994 was positively impacted by the Bank's realization of certain tax capital loss carryforwards.

COMPARISON OF THE YEARS ENDED DECEMBER 31, 1994 AND 1993

GENERAL. Net income for the year ended December 31, 1994 was $2,743,000 or $1.40 per share compared to net income, after the cumulative effect of accounting change, of $3,179,000 or $1.65 per share in the corresponding period of 1993, a net decrease of $436,000 or 13.7%. This decrease is due primarily to the inclusion in the results for 1993 of a positive, cumulative adjustment of $650,000 related to the Bank's adoption of FASB No. 109 - "Accounting for Income Taxes". Net income for 1993, excluding the impact of this accounting change, was $2,529,000 or $1.31 per share. This was $214,000 or 7.8% lower than net income reported for 1994. The overall improvement in income, excluding the impact of the accounting change, is primarily attributable to growth in the Bank's loan, mortgage-backed investment and investment securities portfolios and the acquisition of Hull. Net interest income was $12,733,000 in 1994 in comparison to $11,289,000 in 1993, an increase of $1,444,000 or 12.8%. Other key factors impacting earnings from operations include a decrease in losses and writedowns on other real estate owned, an increase in gains on sales of mortgage-backed investments, and increases in customer service fees, which were partially offset by increases in non-interest expense and decreases in gains on sales of mortgage loans.

INTEREST AND DIVIDEND INCOME. Interest and dividend income increased $3,491,000 or 14.8% during 1994 as compared in 1993. This increase was influenced by increases in overall earning assets despite lower yields in 1994 as compared to the same period in 1993. The balance of average earning assets was $368,968,000 in 1994 as compared to $317,850,000 for 1993, an increase of $51,118,000 or
16.1%. The weighted average impact of the assets acquired from Hull (primarily loans) included in 1994 was approximately $14,000,000. The average earning assets for 1994, excluding the impact of Hull, had increased over the 1993 levels by approximately $37,188,000 or 11.7%. Overall interest rates earned on assets during 1994 were slightly below yields earned on assets for the same period in 1993. This primarily reflects heavy prepayments realized on the higher yielding portions of the Bank's loan and mortgage-backed investment portfolios throughout the fourth quarter of 1993 and into 1994. These yields were also impacted by management's strategy to invest in shorter-term assets (generally with anticipated durations of seven years or less) and those with variable rates which initially tend to decrease yields but ultimately provide greater liquidity. See "Liquidity and Capital Resources" for additional discussion related to the Bank's balance sheet.

Average balances of loans increased to $222,313,000 in 1994 from $191,502,000 in 1993. Excluding the impact of Hull, the weighted average balances of loans increased approximately $13,811,000 or 7.21%. The level of growth


                  ABINGTON SAVINGS BANK THE 1995 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS



in average loans, excluding the impact of Hull, reflects the impact of higher prepayments, particularly on higher yielding loans throughout the fourth quarter of 1993 and into the first quarter of 1994, which offset origination volumes generated by the heavy refinancing market during that period. By mid-1994, the increasing interest rate environment had impacted prepayment speeds, which slowed considerably, and also created a shift in loan production to substantially variable rate loans (one and three-year adjustable rate mortgages). Also, the competitive residential loan origination market, which has existed throughout most of 1994 as rates have begun to increase since February of 1994, has also negatively impacted residential loan origination volume and pricing for 1994. The yields on loans for 1994 was approximately 8.18% as compared to 8.31% for the same period in 1993.

The average balance of mortgage-backed investment securities was $123,575,000 in 1994 which represented an increase of $12,216,000 or 11.0% over the corresponding balance in 1993. The yield on mortgage-backed investments for the year ended December 31, 1994 was approximately 6.07% as compared to 6.05% for the same period last year. Management continues to utilize mortgage-backed investments as an alternative investment source to compensate for lower loan volume.

INTEREST EXPENSE. Interest expense in 1994 increased by approximately $2,047,000, or 16.6%, as compared to 1993, due to increases in the weighted average rates paid on borrowings and growth in deposit and borrowing balances which were offset, in part, by decreases in interest paid on deposits. The weighted average rate paid on interest-bearing liabilities was 4.19% in 1994 compared to 4.22% in 1993. The decrease in expense associated with the maintenance of lower deposit rates since last year and due to the maturity of some higher cost certificates of deposit early in 1994. The Bank has continued its practice of not paying a premium rate of interest on deposits which has aided the drop in the Bank's overall cost of funds. These declines in interest paid on deposits were partially offset by increases in short-term borrowing rates which coincided with increases in rates set by the Federal Reserve since early 1994. The rates paid on short-term borrowings for the year ended December 31, 1994 increased 4.84% from 3.39% for the corresponding period in 1993. In 1994, the Bank extended the maturities of approximately $31,000,000 in short-term borrowings by two to three years, and extended remaining short-term borrowings from 30 days to various terms ranging from 60 to 120 days in order to minimize the effect of frequent interest rate movements. The average balances of deposits and borrowed funds were $227,688,000 and $129,383,000, respectively, in 1994 compared to $205,964,000 and $97,903,000, respectively, for the corresponding period in 1993. The increases in these average balances reflect general deposit growth, particularly in non-time deposits. Deposit balances acquired as part of the Hull transaction had the effect of increasing the weighted average deposits during 1994 by approximately $14,000,000 of 6.8%. Excluding the effects of the Hull transaction, deposit growth of approximately 3.8% was achieved which is reflective of management's continued focus of expanding the Bank's deposit base. Additional borrowings were used to fund residential loan growth and the portfolios of mortgage-backed and investment securities. See "Liquidity and Capital Resources" for a further discussion of the Bank's borrowed funds.

NON-INTEREST INCOME. Total non-interest income increased $174,000 or 7.6% in 1994 in comparison to 1993. The most significant, positive contributor was the reduction of net writedowns of other real estate owned by approximately $476,000 or 99.6% compared to 1993 levels. The results for the year ended December 31, 1994 reflect lower levels of losses related to other real estate owned due to somewhat stable but continued soft market conditions. These losses were offset, in part, by modest gains on sales of other real estate properties during 1994. Customer service fees, which were $1,050,000 in 1994, increased $291,000 or 38.3% primarily due to growth in deposit accounts and certain fee increases. Loan servicing fees increased $29,000 or 4.7% in 1994 over the same period in 1993 primarily due to increases in loan serviced for others which was $229,010,000 at December 31, 1994 compared to $196,113,000 in 1993. Loan servicing fees were negatively impacted by higher prepayments and overall market conditions in 1994. Non-interest income was adversely affected by declines in gains on mortgage loan sales which were $389,000 in 1994 as compared to $890,000 in 1993, a decrease of $501,000 or 56.3%. This was, in part, due to loan sales in the secondary market declining to approximately $60,863,000 million in 1994 from $97,032,000 million in 1993. This reflects increased market competition for residential loan originations in 1994 and also tighter spreads on sales to the secondary market due to the rising interest rate environment. Non-interest income in 1994 compared to 1993 was also negatively impacted by reduced gains on the redemption and sales of investment securities and mortgage-backed investments which were $322,000 in 1994 compared to $459,000 for the corresponding period in 1993, a decrease of $137,000. The gains on sales of mortgage-backed securities in 1994 included the redemption by the issuer of a collateralized mortgage obligation (previously held in the Bank's held for investment portfolio) which yielded a gain of approximately $215,000. The sales of mortgage-backed investments in the first quarter of 1994 were part of a tax strategy to utilize certain capital loss carryforwards. See "Liquidity and Capital Resources" for further discussions of this strategy behind these sales of mortgage-backed investment.


                  ABINGTON SAVINGS BANK THE 1995 ANNUAL REPORT

                                            MANAGEMENT'S DISCUSSION AND ANALYSIS



NON-INTEREST EXPENSES. Non-interest expenses for 1994 increased by $1,484,000, or 16.9%, compared to 1993. Salaries and employee benefits increased by 25.8% or $1,036,000 in response to increased staffing levels in lending and other operational areas in connection with certain business growth strategies and increases in the cost of employee benefits, particularly health insurance. The acquisition of Hull was also responsible for approximately $200,000 of this increase. Occupancy and equipment expenses increased by $212,000 or 14.0% over 1993 levels primarily due to increased costs resulting from the addition of Hull (approximately $135,000), and increased costs associated with the Bank's additional investments in and maintenance contracts on its computer system and other peripheral computer equipment. Other non-interest expense increased $236,000 or 7.3% in 1994 in comparison to 1993, primarily due to expenses associated with the acquisition of Hull which included the amortization of the intangible assets created as part of the acquisition and increased advertising expense.

PROVISION FOR POSSIBLE LOAN LOSSES. The provision for possible loan losses was $610,000 for the year ended December 31, 1994, compared to $720,000 in the corresponding period of 1993. These provisions were based upon management's evaluation of a variety of factors including potential risks in the loan portfolio, the level of the Bank's commercial real estate and construction loan portfolios, certain non-accrual loans and the Bank's continued uncertainty of the regional economy and the commercial real estate market in particular. Non-performing assets, including loans greater than 90 days past due and still on accrual, were $6,674,000 at December 31, 1994 compared to $7,840,000 at December 31, 1993. This overall decline, the improving economic conditions, and the composition of the Bank's current non-performing loans (over 50% are secured by residential real estate with individual values of $220,000 or less, which tends to be more stable in value than commercial real estate), influenced management's decisions with respect to loan loss provisions in 1994.

PROVISION FOR INCOME TAXES. The Bank's effective income tax rate for the year ended December 31, 1994 was 36.6% compared to 38.1% for the year ended December 31, 1993. The decrease in the effective tax rate for both years in comparison to statutory rates is reflective of the levels of income earned by certain non-bank subsidiaries which are taxed at lower rates for state tax purposes. The 1994 tax rates were also favorably impacted by the realization of certain capital loss carryforwards in the first quarter.


                  ABINGTON SAVINGS BANK THE 1995 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS


ASSET/LIABILITY MANAGEMENT

Management uses a variety of investment and loan alternatives and funding sources in managing the overall levels of the Bank's net interest margin. The Asset/Liability Committee ("ALCO") of the Bank is comprised of members of management and executive management who represent residential, commercial and consumer lending, secondary marketing, retail banking, marketing and finance. ALCO meets monthly to discuss business and market trends, lending and retail deposit performance and expected goals for the future and specific strategies designed to maximize the overall net interest margin of the Bank without subjecting financial results to high degrees of volatility due to future interest rate movements. A dynamic income simulation model is the primary mechanism used in assessing the impact on net interest income of anticipated changes in interest rates. The model reflects management's assumptions with respect to growth rates of specific interest earning assets and liabilities, pricing strategies, consensus prepayment rate estimates and other rate-influenced variables. The model also reflects the impact of any off-balance sheet hedge strategies which may be in place at a given time. This model then calculates various financial results of the Bank in light of various interest rate projections as provided by a notable economic forecasting firm, which are also based, in part, on industry consensus. These interest rate scenarios typically include various dramatic interest rate movements which may be less probable than others. The model is updated monthly, including all assumptions. Management uses this model as its primary source in measuring interest rate sensitivity.

The Bank's policy is to match, as best as possible, the interest rate sensitivities of its assets and liabilities. Residential mortgage loans which the Bank currently originates and retains for the Bank's own portfolio are primarily one- and three- year adjustable-rate mortgages. Fixed-rate residential mortgage loans originated by the Bank are primarily sold in the secondary market, although in each year since 1989 the Bank has originated approximately $20,000,000 to $30,000,000 primarily in shorter-term fixed rate mortgage loans (generally 10- to 15-year) to be held in portfolio, in order to provide a hedge against the Bank's asset sensitivity. The Bank also emphasizes loans with terms to maturity or repricing of three years or less, such as certain adjustable rate residential mortgage loans, residential construction loans, second mortgages and home equity loans.

In addition, to manage interest rate sensitivity, in July 1994, the Bank entered into an interest rate swap agreement with an international investment banking firm whereby the Bank receives a fixed rate of interest of 5.35% and pays interest based on the six-month floating LIBOR rate which would reset semi-annually (February and August). The notional amount of this swap was initially $15,000,000. This amount amortizes down at a rate consistent with the amortization and prepayments of a referenced pool of residential mortgages as specified in the agreement. The notional amount of this swap was approximately $14,275,000 at December 31, 1995. In addition to the fixed rate of interest, the Bank also received a discount of $300,000 from the investment banking firm in cash upon execution of this agreement. This discount is also being accreted to income over the life of the swap agreement at a rate consistent with the payment and prepayment levels of the referenced pool of mortgages. The resulting yield received by the Bank including the impact of this accretion is approximately 5.98%. This agreement terminates, regardless of the balance remaining on the referenced collateral, on August 25, 1997. The Bank has entered into this agreement as a micro-hedge against its one-year adjustable rate mortgage portfolio (including those held as mortgage-backed securities). Interest income (expense) associated with this swap is recognized generally by the accrual method with monthly settlements. Before the implementation of this strategy, ALCO reviewed various stress tests performed on the interest rate swap and the Bank's one-year adjustable rate mortgage portfolio. The results of this testing indicated that the hedge strategy would not result in a material amount of lost income (as compared to results without the interest rate swap) in the most disadvantageous scenario presented.

Management desires to expand its interest earning asset base in future periods primarily through growth in the Bank's loan portfolio. Loans comprised approximately 58.6% of the average interest earning assets in 1995. This ratio has been negatively impacted by a several factors. First, the acquisitions of Holbrook (June 1995), Hull (June 1994) and Landmark (June 1992), were predominately assumptions of deposits; loans acquired in those transactions accounted for only 29.2% of the total deposits acquired of approximately $91,153,000. Also during this period, the Bank has gone through two key cycles in the residential lending market, which has historically been the Bank's primary source of loan growth. In 1992 and through the early portion of 1994, interest rates on mortgages generally declined to levels which were the lowest in recent history. While this market was very favorable for loan originations, it also had a negative impact on the balances of loans outstanding primarily due to high prepayment rates, a competitive marketplace for loan originations and the types of loans being made. Large amounts of origination volumes represented loans which were generally not as desirable for the Bank's asset-liability purposes (i.e., 30-year fixed rate mortgages). Since early 1994 and through the early part of 1995, interest rates rose which resulted in slower prepayments on the Bank's loan portfolios. However, due to the overall decreased refinancing demand, the competition increased amongst residential mortgage lenders and loan origination volumes began to slow. In the future, management intends to be competitive in the residential mortgage market but will also emphasize greater diversification with a focus on consumer and commercial loans. The Bank also has been and will remain


                  ABINGTON SAVINGS BANK THE 1995 ANNUAL REPORT

                                            MANAGEMENT'S DISCUSSION AND ANALYSIS



active in pursuing wholesale opportunities to purchase loans. During 1995 and 1994, the Bank purchased approximately $43,300,000 and $9,000,000 of residential first mortgages.

In light of the residential lending environment over the last few years and the level of funds received by the Bank as a result of the Landmark and Holbrook acquisitions and deposit growth during 1995, the Bank has relied more heavily on mortgage-backed investments (typically with weighted average lives of 5 to 7 years) as a vehicle for fixed and adjustable rate investment and as an overall asset-liability tool. These securities have been highly liquid given current levels of prepayments in the underlying mortgage pools and, as a result, have provided the Bank with greater reinvestment flexibility.

The level of the Bank's liquid assets and the mix of its investments may vary, depending upon management's judgment as to market trends, the quality of specific investment opportunities and the relative attractiveness of their maturities and yields. Management has aggressively been promoting the Bank's core deposit products since the first quarter of 1995, particularly checking and NOW accounts. The success of this program has favorably impacted the overall deposit growth to date, despite interest rate pressures, and has helped the Bank to increase its customer base. The Bank has also sought prudent deposit growth by pricing deposits competitively in its market area, although it does not necessarily offer the highest rates available for deposits. During the latter portion of 1994, the market area in which the Bank operates began to show some signs of pricing competitiveness for deposits, particularly certificates of deposits. At the same time, the banks in the Bank's market area have not been aggressive in pricing of core deposits. This has resulted in many banks experiencing a shift from core deposits to certificates of deposit reflecting consumers' desire to increase their rate of return on their deposits. The Bank experienced migration of approximately $10 million of core deposits to certificates of deposit in 1995. Management anticipates that there will be continued pressure to increase rates paid on deposits in 1996 and would expect the cost of deposits to increase in future periods from current levels.

 Borrowed funds totaled $145,609,000 at December 31, 1995 compared to $134,155,000 at December 31, 1994. These borrowings are primarily comprised of FHLB of Boston advances and have primarily funded residential loan originations and the purchase of seasoned loans and mortgage-backed investments. Management believes that the current amount of borrowings as a percentage of interest bearing liabilities is not inconsistent with the Bank's ability to meet asset liability objectives.

The table on the following page sets forth maturity and repricing information relating to interest-sensitive assets and liabilities and the Bank's interest rate swap at December 31, 1995. The balance of such accounts has been allocated among the various periods based upon the terms and repricing intervals of the particular assets and liabilities. For example, fixed-rate mortgage loans along with investment and mortgage-backed securities, regardless of held in portfolio or available for sale classification, are shown in the table in the time periods corresponding to projected principal amortization computed based on their respective weighted average maturities and weighted average rates using prepayment data available from the secondary mortgage market. Adjustable-rate loans and securities are allocated to the period in which the rates would be next adjusted. The table does not reflect partial or full prepayment of certain types of loans and investment securities prior to scheduled contractual maturity. Since regular passbook savings and NOW accounts are subject to immediate withdrawal, such accounts have been included in the "Other Savings Accounts" category and are assumed to mature within six months. This table does not include non-interest bearing NOW accounts.

While this table presents a negative gap position in the six month to five year horizon, the Bank considers its earning assets to be more sensitive to interest rate movements than its liabilities are subject to interest rate adjustments. In general, assets are tied to increases that are immediately impacted by interest rate movements while deposit rates are generally driven by market area and demand which tend to be less sensitive to general interest rate changes. In addition, other savings accounts and money market accounts are substantially stable core deposits, although subject to rate changes. A substantial core balance in these type of accounts is anticipated to be maintained over time.


                  ABINGTON SAVINGS BANK THE 1995 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS



                                                                             AT DECEMBER 31, 1995

                                                                          REPRICING/MATURITY INTERVAL

                                        0-6 Mos.     6-12 Mos.      1-2 Yrs.       2-3 Yrs.        3-5 Yrs.    Over 5 Yrs.    Total
------------------------------------------------------------------------------------------------------------------------------------
                                                                             (DOLLARS IN THOUSANDS)
Assets subject to interest rate
  adjustment:
  Short-term investments               $     148     $      --     $      --       $     --       $     --      $    --     $    148
  Bonds and obligations                   12,928         3,000         2,887          2,035          2,109           --       22,959
  Mortgage-backed investments             27,947        18,946        13,663         10,164         19,519       49,019      139,258
  Mortgage loans subject
     to rate review                       51,077        10,886        23,225          7,484            519           --       93,191
  Fixed-rate mortgage loans               18,711        16,452        27,153         20,919         28,379       34,578      146,192
  Commercial and other loans -
     contractual maturity                  5,765         4,197         6,007          3,296          1,810        1,560       22,635
                                       ---------     ---------     ---------       --------       --------      -------     --------
        Total                            116,576        53,481        72,935         43,898         52,336       85,157      424,383
                                       ---------     ---------     ---------       --------       --------      -------     --------

Liabilities subject to interest
  rate adjustment:
  Money market deposit accounts           21,432            --            --             --             --           --       21,432
  Savings deposits - term
     certificates                         52,570        22,075        25,032         10,476         19,687           --      129,840
  Other savings accounts                 104,226            --            --             --             --           --      104,226
  Borrowed funds                          57,612        51,000        21,997         15,000             --           --      145,609
                                       ---------     ---------     ---------       --------       --------      -------     --------
        Total                            235,840        73,075        47,029         25,476         19,687           --      401,107
                                       ---------     ---------     ---------       --------       --------      -------     --------

Impact of interest-rate swap             (14,275)           --        14,275             --       $     --           --           --
                                       ---------     ---------     ---------       --------       --------      -------     --------
Excess (deficiency) of
  rate-sensitive assets over
  rate-sensitive liabilities           $(133,539)    $ (19,594)    $  40,181       $ 18,422       $ 32,649      $85,157     $ 23,276
                                       ---------     ---------     ---------       --------       --------      -------     --------
Cumulative excess (deficiency) of
  rate-sensitive assets over
  rate-sensitive liabilities           $(133,539)    $(153,133)    $(112,952)      $(94,530)      $(61,881)     $23,276
                                       =========     =========     =========       ========       ========      =======

Rate-sensitive assets as a percent
  of rate-sensitive liabilities(1)          46.6%         52.6%         69.5%          76.1%          85.1%       105.8%

(1) Cumulative as to the amounts previously repriced or matured. Assets held for sale are reflected in the period in which sales are expected to take place. Securities classified as available for sale are shown at repricing/maturity intervals as if they are to be held to maturity as there is no definitive plan of disposition. They are also shown at amortized cost.


                  ABINGTON SAVINGS BANK THE 1995 ANNUAL REPORT

                                            MANAGEMENT'S DISCUSSION AND ANALYSIS

LIQUIDITY AND CAPITAL RESOURCES

Payments on the Bank's loan and mortgage-backed investment portfolios, prepayments on loans, sales of fixed-rate residential loans, increases in deposits, borrowed funds and maturities of various investments comprise the Bank's primary sources of liquidity. The Bank is also a voluntary member of the FHLB of Boston and as such is entitled to borrow an amount up to the value of its qualified collateral that has not been pledged to outside sources. Qualified collateral generally consists of residential first mortgage loans, securities issued, insured or guaranteed by the U.S. Government or its agencies, and funds on deposit at the FHLB of Boston. Short-term advances may be used for any sound business purpose, while long-term advances may be used only for the purpose of providing funds to finance housing. At December 31, 1995, the Bank had approximately $116,543,000 in unused borrowing capacity which is contingent upon the purchase of additional FHLB of Boston stock. Use of this borrowing capacity is also impacted by capital adequacy considerations.

Deposits and borrowed funds increased $44,681,000 or 11.7% from $380,998,000 at December 31, 1994 to $425,679,000 at December 31, 1995. Deposit growth in 1995 was influenced by the acquisition of Holbrook and other growth in the Bank's retail deposit base. Borrowed funds have increased as a result of growth in the Bank's mortgage-backed investment and loan portfolios. Given the growth achieved by the Bank in 1995, borrowings have served as a lower cost method of accomplishing growth objectives. In 1996 and considering the current economic environment, management intends to limit the use of borrowed funds to achieve growth objectives and to rely more heavily on the expansion of the Bank's deposit base when practicable.

The Bank's short-term borrowing position consists primarily of FHLB of Boston advances with original maturities of approximately one to nine months. The Bank utilizes borrowed funds as a primary vehicle to manage interest rate risk, due to the ability to easily extend or shorten maturities as needed. This enables the Bank to adjust its cash needs to the increased prepayment loan and mortgage-backed investment portfolios as well as to quickly extend maturities when the need to further balance the Bank's GAP position arises.

The Bank regularly monitors its asset quality to determine the level of its loan loss reserves through periodic credit reviews by members of the Bank's Management Credit Committee. The Management Credit Committee, which reports to the Executive Committee of the Board of Directors, also works on the collection of non-accrual loans and the disposition of real estate acquired by foreclosure. Non-performing assets were $1,798,000 at December 31, 1995 compared to $6,674,000 at December 31, 1994, a decrease of $4,876,000 or 73.1%, much of which was related to the Bank's decision to sell certain non-performing and high maintenance loans in the third quarter of 1995. The Bank's ratio of delinquent loans to total loans was 1.45% at December 31, 1995 as compared to 3.70% at December 31, 1994.

During 1995, the Bank maintained a general reserve for other real estate owned in light of the level of foreclosures, softness of the local real estate market (particularly commercial) and costs associated with selling properties. Provisions of $185,300 were made for possible losses on other real estate owned in 1995. The provisions are reflected in net writedowns of other real estate owned on the accompanying Consolidated Statement of Operations. The balance of the general other real estate owned reserve at December 31, 1995 was approximately $104,000 compared to $32,000 at December 31, 1994.

There continues to be uncertainties regarding future events, particularly in both the New England real estate market and the general economy. These events could result in additional charge-offs, write-offs, changes in the level of the allowance for loan or OREO losses and/or in the level of loans on non-accrual or in foreclosure.

The Bank's total stockholders' equity was $30,561,000, or 6.6% of total assets at December 31, 1995, compared with $28,366,000, or 6.7% of total assets at December 31, 1994. The increase in total stockholders' equity, which was primarily impacted by earnings of the Bank and offset in part, by dividends paid, was approximately $2,195,000 or 7.74%. Additionally, favorable market movements have reduced the Bank's net unrealized loss of securities classified as available for sale since December 31, 1994 which has also contributed to the increase in equity balances at December 31, 1995. In accordance with current guidelines, the net unrealized loss on available for sale securities has not been included in regulatory capital calculations.

Massachusetts-chartered savings banks insured by the FDIC are required to maintain a minimum 3% Tier 1 leverage capital ratio for the most highly-rated banks, with all other banks required to meet a minimum leverage ratio that is at least 1% to 2% above the 3% minimum. At December 31, 1995 the Bank's Tier 1 leverage capital ratio was 5.77%, exceeding applicable regulatory capital requirements.

In addition, the FDIC has adopted risk-based capital guidelines for banks which define core, or "Tier 1", capital and supplementary or "Tier 2", capital. These guidelines provide that banks must maintain a minimum ratio of total capital to risk-weighted assets of 8.0%, of which half must be "Tier 1" capital. The guidelines provide a general framework for assigning assets and off-balance sheet items to broad risk categories and provide procedures for the calculation of a risk-based capital ratio. The Bank's Tier 1 risk-based capital ratio at December 31, 1995 was 11.86%, exceeding applicable risk-based capital guidelines.

                  ABINGTON SAVINGS BANK THE 1995 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS


IMPACT OF INFLATION

The Consolidated Financial Statements of the Bank and related financial data presented herein have been prepared in accordance with generally accepted accounting principles which generally require the measurement of financial condition and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. The primary impact of inflation on operations of the Bank is reflected in increased operating costs. Unlike most industrial companies, almost all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the price of goods and services.


                  ABINGTON SAVINGS BANK THE 1995 ANNUAL REPORT

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS
OF ABINGTON SAVINGS BANK:

We have audited the accompanying consolidated balance sheets of Abington Savings Bank and subsidiaries ("the Bank") as of December 31, 1995 and 1994, and the related statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Abington Savings Bank and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

As discussed in Note 1, the Bank adopted Statement of Financial Accounting Standards No. 109 - "Accounting for Income Taxes" as of January 1, 1993.

/s/ Arthur Andersen, LLP


Boston, Massachusetts
January 19, 1996

                  ABINGTON SAVINGS BANK THE 1995 ANNUAL REPORT

CONSOLIDATED BALANCE SHEETS




                                                             December 31,
                                                         ----------------------
                                                          1995          1994
                                                         --------      --------
                                                            (In thousands)
ASSETS
Cash and due from banks (Note 18)                        $ 10,463       $ 8,644
Short-term investments                                        148           142
                                                         --------      --------

   Total cash and cash equivalents                         10,611         8,786
                                                         --------      --------

Loans held for sale (Note 6)                                3,022           175
Securities (Notes 4, 9 and 10):
  Held for investment - at cost
   Investment securities - market value of $19,413
    in 1994                                                     -        20,648
   Mortgage-backed investments - market value of
    $68,697 in 1995 and $85,514 in 1994                    68,794        92,877
                                                         --------      --------
     Total securities held for investment                  68,794       113,525
  Available for sale - at market value                     96,087        41,286
                                                         --------      --------

     Total securities                                     164,881       154,811
                                                         --------      --------

Loans (Notes 6, 9 and 10)                                 259,786       238,894
   Less:  Allowance for possible loan losses               (1,433)       (2,845)
          Unearned income                                    (790)         (610)
                                                         --------      --------
            Loans, net                                    257,563       235,439
                                                         --------      --------

Federal Home Loan Bank stock                                7,399         7,399
Banking premises and equipment, net (Note 7)                6,528         5,145
Other real estate owned, net (Note 6)                       1,070         1,272
Intangible assets (Notes 1 and 2)                           4,009         3,269
Other assets (Note 11)                                      5,409         5,537
                                                         --------      --------
                                                         $460,492      $421,833
                                                         ========      ========


LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits (Note 8)                                        $280,070      $246,843
Short-term borrowings (Note 9)                             61,308        58,052
Long-term debt (Note 10)                                   84,301        76,103
Accrued taxes and expenses (Notes 11 and 14)                2,408         2,297
Other liabilities                                           1,844        10,172
                                                         --------      --------

   Total liabilities                                     $429,931      $393,467
                                                         --------      --------

Commitments and contingencies (Note 12)

Stockholders' equity (Notes 3, 4, 13, 16 and 17):
Serial preferred stock, $.10 par value, 3,000,000
     shares authorized; none issued                             -             -
Common stock, $.10 par value, 7,000,000 shares
     authorized; 2,321,000 shares issued in 1995 and
     2,312,000 shares issued in 1994                          232           231
   Additional paid-in capital                              20,811        20,721
   Retained earnings                                       13,676        12,999
                                                         --------      --------
                                                           34,719        33,951
   Treasury stock - 437,000 shares, at cost                (3,703)       (3,703)
   Unearned compensation - ESOP                              (393)         (475)
   Net unrealized loss on available for sale
     securities, net of taxes                                 (62)       (1,407)
                                                         --------      --------
       Total stockholders' equity                          30,561        28,366
                                                         --------      --------
                                                         $460,492      $421,833
                                                         ========      ========


The accompanying notes are an integral part of these consolidated financial statements.


                  ABINGTON SAVINGS BANK THE 1995 ANNUAL REPORT

                                           CONSOLIDATED STATEMENTS OF OPERATIONS



                                                                        Years Ended December 31,
                                                           -------------------------------------------------
                                                              1995               1994               1993
                                                           -----------        -----------        -----------
                                                             (Dollars in thousands, except per share data)
Interest and dividend income:
 Interest and fees on loans (Notes 1, 5 and 6)             $    20,788        $    18,177        $    15,922
 Interest on mortgage-backed investments                         8,984              7,503              6,738
 Interest on bonds and obligations                               1,536                927                513
 Dividend income                                                   574                465                381
 Interest on short-term investments                                 67                 10                 37
                                                           -----------        -----------        -----------
   Total interest and dividend income                           31,949             27,082             23,591
                                                           -----------        -----------        -----------

Interest expense:
 Interest on deposits (Note 8)                                   9,681              7,513              7,619
 Interest on short-term borrowings (Note 9)                      4,546              3,244              1,514
 Interest on long-term debt (Note 10)                            3,995              3,592              3,169
                                                           -----------        -----------        -----------
   Total interest expense                                       18,222             14,349             12,302
                                                           -----------        -----------        -----------

Net interest income                                             13,727             12,733             11,289
Provision for possible loan losses (Note 6)                      2,233                610                720
                                                           -----------        -----------        -----------
Net interest  income, after provision for
   possible loan losses                                         11,494             12,123             10,569
                                                           -----------        -----------        -----------
Non-interest income (charges):
 Loan servicing fees (Note 6)                                      713                646                617
 Other customer service fees                                     1,644              1,050                759
 Gain on sales of investment securities, net                       141                 60               --
 Gain on sales of mortgage-backed investments, net                  40                262                459
 Gain on sales of mortgage loans, net                              453                389                890
 Writedown of investment in limited partnership                   (110)              --                 --
 Net loss on sales and writedown of other real
  estate owned                                                     (92)                (2)              (478)
 Other                                                             119                 56                 40
                                                           -----------        -----------        -----------
    Total non-interest income                                    2,908              2,461              2,287
                                                           -----------        -----------        -----------

Non-interest expense:
  Salaries and employee benefits
       (Notes 12, 14 and 17)                                     5,635              5,047              4,011
  Occupancy and equipment expenses
       (Notes 7 and 12)                                          2,010              1,721              1,509
  Other non-interest expenses (Note 15)                          4,310              3,487              3,251
                                                           -----------        -----------        -----------
    Total non-interest expense                                  11,955             10,255              8,771
                                                           -----------        -----------        -----------
Income before income taxes and cumulative effect of
  accounting change                                              2,447              4,329              4,085
Provision for income taxes (Note 11)                             1,018              1,586              1,556
                                                           -----------        -----------        -----------
Income before cumulative effect of accounting
   change                                                        1,429              2,743              2,529
Cumulative effect of change in accounting for income
   taxes (Note 11)                                                --                 --                  650
                                                           -----------        -----------        -----------
     Net income                                            $     1,429        $     2,743        $     3,179
                                                           ===========        ===========        ===========
Earnings per share:
   Income before cumulative effect of accounting
     change                                                $       .73        $      1.40        $      1.31
   Cumulative effect of accounting change                         --                 --                  .34
                                                           -----------        -----------        -----------
   Net income                                              $       .73        $     17.40        $      1.65
                                                           ===========        ===========        ===========
Weighted average shares outstanding                          1,964,000          1,961,000          1,931,000
                                                           ===========        ===========        ===========


The accompanying notes are an integral part of these consolidated financial statements.

                  ABINGTON SAVINGS BANK THE 1995 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                                                         Net
                                                                                                      Unrealized
                                                                                                      Gain (loss)
                                                         Additional                                  on Available
                                               Common     Paid-in        Retained      Treasury        for Sale
                                                Stock     Capital        Earnings        Stock        Securities
-------------------------------------------------------------------------------------------------------------------
                                                               (In thousands)
Balance at December 31, 1992                  $    230    $ 20,648       $  7,827      $ (3,703)       $   --

Net income                                        --          --            3,179          --              --
Exercise of stock options                            1          51           --            --              --
Amortization of unearned compensation-
  ESOP                                            --          --             --            --              --
Recapitalization of ESOP                          --          --             --            --              --
Unrealized gain on available for sale
  securities, net of taxes                        --          --             --            --               193
                                              --------    --------       --------      --------        --------
Balance at December 31, 1993                  $    231    $ 20,699       $ 11,006      $ (3,703)       $    193

Net income                                        --          --            2,743          --              --
Exercise of stock options                         --            22           --            --              --
Amortization of unearned compensation-
  ESOP                                            --          --             --            --              --
Dividends declared ($.40 per share)               --          --             (750)         --              --
Change in unrealized gain on available
  for sale securities, net of taxes               --          --             --            --            (1,600)
                                              --------    --------       --------      --------        --------
Balance at December 31, 1994                  $    231    $ 20,721       $ 12,999      $ (3,703)       $ (1,407)

Net income                                        --          --            1,429          --              --
Exercise of stock options                            1          90           --            --              --
Amortization of unearned compensation-
  ESOP                                            --          --             --            --              --
Dividends declared ($.40 per share)               --          --             (752)         --              --
Changes in unrealized loss on available
  for sale securities as a result of
  transfers from held for investment,
  net of tax                                      --          --             --            --              (169)
Change in unrealized loss on
  available for sale securities, net
of taxes                                          --          --             --            --             1,514
                                              --------    --------       --------      --------        --------
Balance at December 31, 1995                  $    232    $ 20,811       $ 13,676      $ (3,703)       $    (62)
                                              ========    ========       ========      ========        ========

                                                  Unearned
                                               Compensation-
                                                    ESOP            Total
-------------------------------------------------------------------------
                                                       (In thousands)
Balance at December 31, 1992                     $    (39)       $ 24,963

Net income                                           --             3,179
Exercise of stock options                            --                52
Amortization of unearned compensation-
  ESOP                                                 52              52
Recapitalization of ESOP                             (570)           (570)
Unrealized gain on available for sale
  securities, net of taxes                           --               193
                                                 --------        --------

Balance at December 31, 1993                     $   (557)       $ 27,869

Net income                                           --             2,743
Exercise of stock options                            --                22
Amortization of unearned compensation-
  ESOP                                                 82              82
Dividends declared ($.40 per share)                  --              (750)
Change in unrealized gain on available
  for sale securities, net of taxes                  --            (1,600)
                                                 --------        --------
Balance at December 31, 1994                         (475)       $ 28,366

Net income                                           --             1,429
Exercise of stock options                            --                91
Amortization of unearned compensation-
  ESOP                                                 82              82
Dividends declared ($.40 per share)                  --              (752)
Changes in unrealized loss on available
  for sale securities as a result of
  transfers from held for investment,
  net of tax                                         --              (169)
Change in unrealized loss on
  available for sale securities, net
of taxes                                             --             1,514
                                                 --------        --------

Balance at December 31, 1995                     $   (393)       $ 30,561
                                                 ========        ========

The accompanying notes are an integral part of these consolidated financial statements.

                  ABINGTON SAVINGS BANK THE 1995 ANNUAL REPORT

                                           CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                          YEARS ENDED DECEMBER 31,
                                                               -------------------------------------------
                                                                 1995             1994              1993
                                                               ---------        ---------        ---------
                                                                              (In thousands)
Cash flows from operating activities:
  Net income                                                   $   1,429        $   2,743        $   3,179
  Adjustments to reconcile net income to net cash
    from operating activities:

   Provision for possible loan losses                              2,233              610              720
   Net loss on sales and writedown of other real
     estate owned and investments in limited
     partnerships                                                    202                2              478
   Amortization, accretion and depreciation, net                   1,478            1,259            2,039
   Provision for deferred taxes                                      379               71               31
   Cumulative affect of change in accounting                        --               --               (650)
   Gain on redemption of mortgage-backed investment held
     for investment                                                 --               (215)            --
  Gain on sales of investment securities and
     mortgage-backed investments, net                               (181)            (107)            (459)
   Gain on sales of mortgage loans, net                             (453)            (389)            (890)
   Loans originated for sale in the secondary market             (40,192)         (58,151)         (94,500)
   Proceeds from sales of loans originated for sale               37,762           59,649           97,032
   Other, net                                                     (9,782)           9,277              857
                                                               ---------        ---------        ---------

Net cash provided (used) by operating activities                  (7,125)          14,749            7,837
                                                               ---------        ---------        ---------

Cash flows from investing activities:
   Proceeds from maturities of interest-bearing
    deposits in banks                                               --               --                206
   Net cash received in acquisitions                              14,875            3,046             --
   Maturities of investment securities - held
    for investment                                                 1,748            1,594            2,290
   Purchase of investment securities - held for investment       (10,164)         (11,693)          (9,098)
   Proceeds from sales and principal payments received
    and redemptions of mortgage-backed investments -
    held for investment                                            9,469           12,676           54,348
   Purchase of mortgage-backed investments -
    held for investment                                          (15,022)         (34,977)         (70,417)
   Proceeds from sales of available for sale securities           11,891           27,644             --
   Proceeds from principal payments on available for
    sale securities                                                8,294            8,508             --
   Purchase of available for sale securities                     (13,965)         (36,155)            --
   Loans originated and purchased, net                           (38,699)         (13,480)         (17,246)
   Proceeds from sales of loans held in portfolio                 13,548            1,214             --
   Proceeds from sales of FHLB stock                                --               --                686
   Purchases of FHLB stock                                          --             (2,056)          (1,804)
   Purchase of banking premises and equipment and
    improvements to other real estate owned                       (1,914)            (957)          (1,076)
   Proceeds from sales of other real estate owned                  1,000            1,901            2,433
Investments and advances made to low income housing
     limited partnerships                                           --                (34)             (38)
                                                               ---------        ---------        ---------

    Net cash used in investing activities                        (18,939)         (42,769)         (39,716)
                                                               ---------        ---------        ---------


                  ABINGTON SAVINGS BANK THE 1995 ANNUAL REPORT

Consolidated Statements of Cash Flows (Condo)

                                                                          YEARS ENDED DECEMBER 31,
                                                               -------------------------------------------
                                                                 1995             1994              1993
                                                               ---------        ---------        ---------
                                                                              (In thousands)
CASH FLOWS FROM FINANCING ACTIVITIES:
   Net increase in deposits                                       16,908            3,957            7,806
   Net increase (decrease) in borrowings with
     maturities of three months or less                           (6,244)         (51,369)          54,421
   Proceeds from issuance of short-term borrowings
     with maturities in excess of three months                    29,500          145,000             --
   Principal payments on short-term borrowings with
     maturities in excess of three months                        (20,000)         (90,000)         (36,000)
   Proceeds from issuance of long-term debt                       36,000           41,500           13,000
   Principal payments on long-term debt                          (27,802)         (17,897)          (9,039)
   Payment of cash dividends                                        (564)            (563)            --

   Proceeds from the exercise of stock options                        91               22               52

   Recapitalization of ESOP                                         --               --               (570)
                                                               ---------        ---------        ---------

     Net cash provided by financing activities                    27,889           30,650           29,670
                                                               ---------        ---------        ---------
Net increase (decrease) in cash and cash equivalents               1,825            2,630           (2,209)
Cash and cash equivalents at beginning of year                     8,786            6,156            8,365
                                                               ---------        ---------        ---------
Cash and cash equivalents at end of year                       $  10,611        $   8,786        $   6,156
                                                               =========        =========        =========


                                                             YEARS ENDED DECEMBER 31,
                                                      -----------------------------------
                                                        1995         1994          1993
                                                      -------       -------       -------
                                                                  (In thousands)
SUPPLEMENTAL CASH FLOW INFORMATION:

Interest paid on deposits                             $ 9,676       $ 7,519       $ 7,625
Interest paid on borrowed funds                         8,219         6,522         4,653
Income taxes paid                                       1,098         1,724         2,384
Transfers of loans to other real
   estate owned                                           848           403         1,859
Transfers of securities to available-for-sale
   from held for investment                            66,692          --          42,329

Transfers of securities from available for sale
   to held for investment                               8,485          --            --

Acquisitions:  (Note 2)

Liabilities assumed                                   $16,534       $33,253       $  --
Less: Assets purchased                                    472        27,548          --
      Premium paid                                      1,187         2,659          --
                                                      -------       -------       -------

            Net cash received                         $14,875       $ 3,046       $  --
                                                      =======       =======       =======


The accompanying notes are an integral part of these consolidated financial statements.


                  ABINGTON SAVINGS BANK THE 1995 ANNUAL REPORT

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1995

1. SUMMARY OF SIGNIFICANT
   ACCOUNTING POLICIES

BASIS OF PRESENTATION AND CONSOLIDATION

The consolidated financial statements include the accounts of Abington Savings Bank (the "Bank"), and the Bank's wholly owned subsidiaries, Holt Park Place Development Corporation and Norroway Pond Development Corporation each owning properties being marketed for sale, ABBK Corporation, which invests in real estate development limited partnerships, and Abington Securities Corporation which invest primarily in obligations of the United States government and its agencies and equity securities. All significant intercompany balances and transactions have been eliminated in consolidation.

USE OF ESTIMATES IN PREPARATION
OF FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of income and expenses during the reporting periods. Operating results in the future could vary from the amounts derived from management's estimates and assumptions.

RECLASSIFICATIONS

Certain amounts in the 1994 and 1993 consolidated financial statements have been reclassified to conform to the 1995 presentation.

CASH EQUIVALENTS

Cash equivalents include amounts due from banks, short-term investments with original maturities of less than three months and federal funds sold on a daily basis.

SECURITIES

Investment securities are classified in one of three categories and are accounted for as follows:

       - Debt securities that the Bank has the positive intent and ability to hold to maturity are classified as "held for investment" securities and reported at amortized cost.

       - Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as "trading securities" and reported at fair value, with unrealized gains and losses included in earnings.

       - Debt and equity securities not classified as either held for investment or trading are classified as "available for sale" and reported at market value with unrealized gains and losses excluded from earnings and reported in a separate component of stockholders' equity, net of applicable income tax effects.

The Bank had no securities classified as trading securities at December 31, 1995 and 1994.

Mortgage-backed investments, held for investment, are stated at amortized cost reduced by principal payments with discounts and premiums being recognized in income by the interest method over the estimated duration of the investments.

Gains and losses on the disposition of securities are computed using the specific identification method. Unrealized losses which are deemed to be other than temporary declines in value are charged to operations.

LOANS AND ALLOWANCE FOR
POSSIBLE LOAN LOSSES

The Bank grants mortgage, commercial and consumer loans to customers. A substantial portion of the loan portfolio consists of mortgage loans in the southeastern Massachusetts area. The ability of the Bank's debtors to honor their contracts is dependent upon the stability of real estate and the general economic conditions in the Bank's market area.

Loan origination and commitment fees and certain direct loan origination costs, as defined, are deferred, and amortized as a yield adjustment over the contractual life of the related loans under the interest method. Unearned discounts are amortized under the interest method over the term of the related loans. All other interest on loans is recognized on a simple interest basis.

Interest on loans is generally not accrued when the principal or interest on the loan becomes delinquent in excess of ninety days, and/or in the judgment of management, when the collectibility of the principal or interest becomes doubtful. When a loan is placed on a non-accrual status, all interest previously accrued but not collected is reversed against interest income in the current period.

                  ABINGTON SAVINGS BANK THE 1995 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. SUMMARY OF SIGNIFICANT
   ACCOUNTING POLICIES (CONT.)

The allowance for possible loan losses is based on management's evaluation of the level of the allowance required in relation to the estimated loss exposure in the loan portfolio. Procedures employed in considering the allowance requirements include, among other factors, management's ongoing review of individual loans, an evaluation of results of examinations by regulatory authorities and analyses of historical trends in charge-off and delinquencies. Loans are charged off to the allowance for loan losses when, in the opinion of management, such loans are deemed to be uncollectible. The allowance is an estimate, and ultimate losses may vary from current estimates. As adjustments become necessary, they are reported in earnings during the periods in which they become known.

The allowance for possible loan losses is based on management's estimate of the amount required to absorb future losses in the loan portfolio based on known current circumstances and real estate market conditions. However, some degree of uncertainty exists as to future trends in the local economy and real estate market which, if there is significant deterioration, could result in the Bank experiencing further increases in non-performing loans, additional provisions for loan losses and increased lost interest income on non-accrual loans.

Funds for lending are partially derived from selling participating and whole interests in mortgage loans. Loans designated as held for sale are accounted for at the lower of their aggregate cost or market value. Gains or losses on sales of loans are recognized at the time of the sale and are adjusted when the average interest rate on the loans sold, after normal servicing fees, differs from the agreed yield to the buyer.

The Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 114 ("SFAS No. 114"), "Accounting by Creditors for Impairment of a Loan," which the Bank adopted on January 1, 1995. SFAS No. 114 requires, among other things, that creditors measure impaired loans at the present value of expected future cash flows, discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the underlying collateral if the loan is collateral dependent.

The Bank has determined, after a review of its policies and procedures related to credit quality and an analysis of the loans outstanding at January 1 and December 31, 1995, that loans recognized by the Bank as non-accrual are equivalent to "impaired loans" as defined in SFAS No. 114. The Bank has also determined that the reserve for possible loan losses at January 1, 1995 did not require an additional loan loss provision as a result of the adoption of this standard.

In May 1995, the FASB issued SFAS No. 122, "Accounting for Mortgage Servicing Rights." This Statement requires the recognition of a separate asset for the rights to service mortgage loans for others however those servicing rights are created. SFAS No. 122 will impact the Bank as fixed rate loan originations having terms in excess of 15 years are generally sold in the secondary mortgage market with the servicing of the related loan retained by the Bank. In such cases, the Bank is required to allocate a portion of the cost of the loan to the mortgage servicing right based on the relative fair values of such servicing right and the loan. The value of such servicing rights are required to be periodically assessed for impairment based on the fair value of those rights.

Upon adoption, SFAS No. 122 is to be applied on a prospective basis. This Statement is required to be adopted no later than January 1, 1996. The impact will be dependent primarily upon the level of fixed rate loan originations.

In March 1995, the FASB issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." This statement requires a review for impairment of long-lived assets and certain identifiable intangibles to be held and used by an entity whether events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss would be recognized if the sum of the expected future cash flows to result from the use and eventual disposition of the asset is less than the carrying amount of the asset. The amount by which the carrying amount of the asset exceeds the asset's fair value is the total impairment loss to be recognized. The statement also requires that for certain long-lived assets to be disposed of, the amount by which the carrying amount of the asset exceeds the fair value less costs to sell, is an impairment loss to be recognized. This statement does not apply to financial instruments, core deposit intangibles, mortgage and other servicing rights, or deferred tax assets. This statement would apply to fiscal years beginning after December 15, 1995. The effects on the Bank's financial condition and results of operations are not expected to be material.


                  ABINGTON SAVINGS BANK THE 1995 ANNUAL REPORT

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. SUMMARY OF SIGNIFICANT
   ACCOUNTING POLICIES (CONT.)


OTHER REAL ESTATE OWNED

Real estate acquired by foreclosure and acquired by deed in lieu of foreclosure is classified as other real estate owned and initially recorded at the lower of cost or fair value less estimated selling costs. In the event of subsequent declines in value, other real estate owned is adjusted to fair market value through a charge to non-interest income.

The fair value for these assets is based on periodic analysis of the real estate by management. Factors considered include, but are not limited to, general economic and market conditions, geographic location, the composition of the real estate holdings and property conditions.

BANKING PREMISES AND EQUIPMENT

Land is carried at cost. Buildings, leasehold improvements and equipment are carried at cost, less accumulated depreciation computed on the straight-line method over the estimated useful lives of the assets, or the terms of the leases, if shorter. The cost of maintenance and repairs are expensed as incurred; major expenditures for betterments are capitalized and depreciated.

INVESTMENTS IN REAL ESTATE
LIMITED PARTNERSHIPS

The Bank has an investment in a real estate limited partnership which is accounted for on the cost recovery method and is included in other assets. The carrying value of this investment is periodically evaluated by management as to its expected future recoverability and writedowns are recorded once impairment in value is identified and quantified.

INTANGIBLE ASSETS

Core deposit intangibles are being amortized on a straight-line basis over their expected life of seven to ten years. Goodwill is being amortized on a straight-line basis over 10 to 15 years. The carrying value of these assets is periodically evaluated by management as to their expected future recoverability and writedowns are recorded once impairment value is identified and quantified.

INCOME TAXES

The Bank and its subsidiaries file state and consolidated federal income tax returns. Provisions for deferred income taxes are made as a result of temporary differences between financial and income tax methods of accounting.

In February 1992, the FASB issued SFAS No. 109, "Accounting for Income Taxes," which the Bank adopted as of January 1, 1993. SFAS No. 109 revised the computation of deferred taxes so that the amount of deferred taxes on the balance sheet is adjusted whenever tax rates or other provisions of the income tax law are changed. The Bank's adoption of SFAS No. 109 as of January 1, 1993, resulted in an increase to income through a cumulative adjustment of approximately $650,000.

Investment and rehabilitation tax credits are accounted for under the flow through method as a reduction of income tax expense in the period they are realized.

EARNINGS PER SHARE

Earnings per share are calculated based on the weighted average shares outstanding, including the effect of dilutive stock options.

BENEFIT PLAN

The Bank accounts for pension plan benefits on the net periodic pension cost method for financial reporting purposes. This method recognizes the compensation cost of an employee's pension benefit over the employee's approximate service period.


                  ABINGTON SAVINGS BANK THE 1995 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


2. ACQUISITIONS

On June 26, 1995, the Bank acquired certain assets and assumed certain liabilities of a branch of The First National Bank of Boston located in Holbrook, Massachusetts ("Holbrook"). In connection with the assumption of approximately $16,319,000 of deposit liabilities, the Bank received $14,875,000 in cash and $472,000 in property and other assets. The Bank accounted for this transaction under the purchase method. The resultant core deposit premium and other intangible assets of $1,187,000 are being amortized over their estimated life of 10 years.

On June 3, 1994, the Bank acquired Hull Co-Operative Bank ("Hull"). Under the terms of the agreement, holders of Hull common stock received $22 in cash for each of the 280,000 outstanding shares of Hull common stock. This transaction has been accounted for using the purchase method and, accordingly, the results of Hull's operations have been included in the accompanying Consolidated Statement of Operations since that date.

The following table summarizes the allocation of the purchase price to the assets and liabilities acquired on June 3, 1994:

                                 (in thousands)
Cash and federal funds sold .......       3,046
Investment securities .............       1,250
Loans .............................      26,240
Less - loan loss reserve ..........        (577)
                                       --------
Loans, net ........................      25,663
                                       --------
Fixed assets ......................         296
Core deposit intangible ...........         725
Excess purchase price - goodwill ..       1,934
Other assets ......................         339
                                       --------
                                       $ 33,253
                                       ========
Deposits ..........................    $ 32,975
Accrued expenses and taxes ........         237
Other liabilities .................          41
                                       --------
                                       $ 33,253
                                       ========


Based on unaudited data, the following table presents selected financial information for 1994 and 1993, on a pro forma basis, excluding the cumulative effect of the change in accounting for income taxes in 1993, assuming the Bank and Hull had been combined as of January 1, 1993.


                                        YEAR ENDED DECEMBER 31,
                                        -----------------------
                                          1994          1993
                                         -------       -------
                                   (In thousands, except per share amounts)
Interest and dividend income             $28,055       $26,063

Interest expense                          14,771        13,433

Net interest income                       13,284        12,630

Provision for possible loan losses           670           772

Non-interest income                        2,498         2,448

Non-interest expense                      10,736         9,997

Income before taxes                        4,376         4,309

Net income                                 2,737         2,559

Earnings per share                          1.40          1.37


                  ABINGTON SAVINGS BANK THE 1995 ANNUAL REPORT

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

3. REGULATORY MATTERS

As an FDIC-insured, state-chartered bank, the Bank is subject to supervision and regulation by the Commissioner and the FDIC and is subject to periodic examination.

The Bank is subject to various regulatory capital requirements administered by the FDIC. Failure to meet minimum capital requirements can initiate certain mandatory - and possible additional discretionary - actions by FDIC that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 1995, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 1995, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, Tier 1 leverage ratios set forth in the table. There are not conditions or events since that notification that management believes have changed the institution's category.

The Bank's actual capital amounts and ratios are also presented in the table below (dollars in thousands).

                                                     Amount            Percent
                                                     ------            -------
Risk Based - Tier 1 Capital:
       Actual                                        $26,615             11.86%
       Minimum required                              $ 8,976              4.00%
Total (Tier 1 and Tier 2) Capital:
       Actual                                        $28,048             12.50%
       Minimum required                              $17,953              8.00%
Tier 1 Leverage Capital:
       Actual                                        $26,615              5.77%
       Minimum required                              $18,450              4.00%

                  ABINGTON SAVINGS BANK THE 1995 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

4.     SECURITIES

The amortized cost and market value of securities classified as held for investment at December 31, 1995 and 1994, are as follows (in thousands):

                                                   December 31, 1995                              December 31, 1994
                                                   -----------------                              -----------------
                                                   Gross       Gross     Estimated                 Gross       Gross      Estimated
                                      Amortized  Unrealized  Unrealized    Market     Amortized  Unrealized  Unrealized    Market
                                        Cost       Gains       Losses      Value       Cost        Gains       Losses       Value
                                      --------    --------    --------    --------    --------    --------    --------    --------
Mortgage-backed securities -
  Federal Home Loan
    Mortgage Corporation              $ 20,084    $     31    $    214    $ 19,901    $ 30,067    $     11    $  2,384    $ 27,694
  Federal National
    Mortgage Association                31,387         299         229      31,457      60,543          --       4,940      55,603
Other                                   17,323          46          30      17,339       2,267          --          50       2,217
                                      --------    --------    --------    --------    --------    --------    --------    --------
  Total mortgage-backed securities    $ 68,794    $    376    $    473    $ 68,697    $ 92,877    $     11    $  7,374    $ 85,514
                                      --------    --------    --------    --------    --------    --------    --------    --------

Investment securities -
U.S. Government obligations           $     --    $     --    $     --    $     --    $    499    $      2    $     --    $    501
Federal agency obligations                  --          --          --          --      12,888          --         868      12,020
Other bonds and obligations                 --          --          --          --       7,261          --         369       6,892
                                      --------    --------    --------    --------    --------    --------    --------    --------
  Total investment securities         $     --    $     --    $     --    $     --    $ 20,648    $      2    $  1,237    $ 19,413
                                      --------    --------    --------    --------    --------    --------    --------    --------
                                      $ 68,794    $    376    $    473    $ 68,697    $113,525    $     13    $  8,611    $104,927
                                      ========    ========    ========    ========    ========    ========    ========    ========

The amortized cost and market value of securities classified as available for sale at December 31, 1995 and 1994 are as follows (in thousands):

                                              December 31, 1995                         December 31, 1994
                                              -----------------                         -----------------
                                              Gross     Gross     Estimated              Gross      Gross    Estimated
                                  Amortized Unrealized Unrealized  Market    Amortized Unrealized Unrealized  Market
                                     Cost     Gains     Losses      Value      Cost      Gains      Losses     Value
                                   -------    ------    -------    -------    -------    ------    -------    -------
Investment Securities -
  U.S. Government obligations        9,428         7         38      9,397    $    --    $   --    $    --    $    --
  Federal agency obligations         8,378        98        154      8,322         --        --         --         --
  Other bonds and obligations        5,153        69          1      5,221         --        --         --         --
                                   -------    ------    -------    -------    -------    ------    -------    -------
    Total investment securities    $22,959    $  174    $   193    $22,940    $    --    $   --    $    --    $    --
                                   -------    ------    -------    -------    -------    ------    -------    -------

  Marketable equity securities     $ 2,768    $  335    $    99    $ 3,004    $   315    $   --    $    34    $   281

  Mortgage-backed securities -
  Federal Home Loan
    Mortgage Corporation           $17,941    $   65    $   360    $17,646    $13,830    $   --    $   963    $12,867
  Federal National
    Mortgage Association            48,044       292        356     47,980     24,555        --      1,347     23,208
  Government National
    Mortgage Association             4,479        38         --      4,517      4,930        --         --      4,930
                                   -------    ------    -------    -------    -------    ------    -------    -------
                                   $70,464    $  395    $   716    $70,143    $43,315    $   --    $ 2,310    $41,005
                                   -------    ------    -------    -------    -------    ------    -------    -------
                                   $96,191    $  904    $ 1,008    $96,087    $43,630    $   --    $ 2,344    $44,286
                                   =======    ======    =======    =======    =======    ======    =======    =======

                  ABINGTON SAVINGS BANK THE 1995 ANNUAL REPORT

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
4. SECURITIES (CONT.)

Included in securities at December 31, 1995 are gross premiums and discounts of $2,062,000 and $1,625,000, respectively. The market value and amortized cost of investments and mortgage-backed securities at December 31, 1995 by contractual maturity follows. Expected maturities may differ from contractual maturities because the issuer may have the right to call or repay obligations with or without call or prepayment penalties. Projected prepayments for mortgage-backed securities have been considered for purposes of this presentation (in thousands).

                                                          Investment Securities
                                                          ---------------------
                                                     Amortized Cost    Market Value
                                                     --------------    ------------
         Within 1 year                                   $ 4,316         $ 4,326
         Over 1 year to 5 years                            6,028           5,935
         Over 5 years to 10 years                          4,225           4,325
         Over 10 years                                     8,390           8,354
                                                         -------         -------
                                                         $22,959         $22,940
                                                         =======         =======

                                                        Mortgage-Backed Securities
                                                        --------------------------
                                                 Held for Investment  Available for Sale
                                                 -------------------  ------------------

                                                     Amortized Cost   Amortized Cost

         Within 1 year                                  $12,852          $34,041
         Over 1 year to 5 years                          23,453           19,893
         Over 5 years                                    32,489           16,530
                                                        -------          -------
                                                        $68,794          $70,464
                                                        =======          =======

In the fourth quarter of 1995, concurrent with the adoption of its implementation guide on Statement of Financial Accounting Standards No. 115, "Accounting for Certain Debt and Equity Securities" (SFAS No. 115), the FASB allowed a one-time reassessment of the SFAS No. 115 classifications of all securities currently held. Any reclassifications would be accounted for at fair value in accordance with SFAS No. 115 and any reclassifications from the held for investment portfolio that resulted from this one-time reassessment would not call into question the intent of the Bank to hold other debt securities to maturity in the future. The Bank used the opportunity under this one-time reassessment to reclassify $66,692,000 in securities from held for investment to the available-for-sale portfolio. In connection with this reclassification, gross unrealized gains of $457,000 and gross unrealized losses of $738,000 were recorded in available-for-sale securities and in stockholders' equity (on a net-of-tax basis).

Proceeds from the sale of marketable equity securities were $751,000 and $960,000, in 1995 and 1994, respectively. No marketable equity securities were purchased or sold in 1993.

Proceeds from sales of mortgage-backed investments classified as available for sale during 1995, 1994 and 1993 were $6,109,000, $26,684,000 and $22,392,000, respectively. Gross gains of $69,000, $277,000 and $459,000 in 1995, 1994 and
1993, respectively, were realized on those sales. Gross losses of $29,000, $233,000 and $926,000 were realized in 1995, 1994 and 1993, respectively.

A U. S. Government obligation security with a carrying value of $302,000 was pledged to collateralize treasury, tax and loan obligations. A federal agency obligation with a carrying value of $1,388,000 was pledged in connection with an interest rate swap agreement which is described further in Note 5.

All mortgage-backed securities potentially may serve as collateral for FHLB of Boston borrowings as part of a blanket collateral agreement as further described in Note 9 or to collateralize repurchase agreements. As of December 31, 1995, securities with a market value of approximately $3,024,000 were pledged to collateralize borrowings.

                  ABINGTON SAVINGS BANK THE 1995 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

5. INTEREST RATE SWAP AGREEMENT

To help manage interest rate sensitivity on the Bank's adjustable rate mortgage loan portfolio, the Bank entered into an interest rate swap agreement in July 1994 for a period of 36 months with an international investment banking firm. Under this agreement, the Bank receives a fixed rate of interest of 5.35% on the notional amount and pays interest based on the 6-month floating LIBOR rate on the notional amount which resets semi-annually (February and August). At December 31, 1995, the floating rate was set at 5.98%. The notional amount of this swap was initially $15,000,000. This amount amortizes at a rate consistent with the amortization and prepayment of a reference pool of residential mortgages as specified in the agreement. The notional amount of this swap was approximately $14,275,000 at December 31, 1995.

In addition to the fixed rate of interest, the Bank also received $300,000 in cash upon execution of this agreement. This amount is being accreted to income over the life of the agreement at a rate consistent with the aforementioned reference pool of mortgages. The resulting yield received by the Bank, including the impact of the accretion, was approximately 5.98% in 1995. This agreement terminates, regardless of the balance remaining in the reference pool, on August 15, 1997.

Net interest income (expense) associated with this swap is recognized based on the accrual method. The net interest expense recognized by the Bank during 1995 as a result of this agreement was $35,000.

The Bank is exposed to credit losses in the event of non-performance by the counterparty to the interest rate swap agreement. Such loss would be limited to the periodic interest settlement amount outstanding should the counterparty be in a net payable position to the Bank. The counterparty had a net receivable due from the Bank at December 31, 1995. The Bank has not obtained any collateral or other security to mitigate any credit losses but it monitors the credit standing of the counterparty.

                  ABINGTON SAVINGS BANK THE 1995 ANNUAL REPORT

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

6. LOANS AND OTHER REAL ESTATE OWNED


A summary of the loan portfolio follows:

                                                             December 31
                                                        1995             1994
                                                            (In thousands)
Mortgage loans:
  Residential                                         $ 200,368       $ 158,607
  Second mortgages and home equity                       18,027          19,756
  Construction                                            6,805           7,017
  Commercial                                             17,622          26,961
                                                      ---------       ---------
                                                        242,822         212,341
Less: Due to borrowers on incomplete loans               (2,499)         (2,850)
      Net deferred loan fees                               (940)         (1,005)
                                                      ---------       ---------
          Total mortgage loans                          239,383         208,486
                                                      ---------       ---------
Commercial loans:
  Unsecured lines of credit                                 477             677
  Secured and unsecured                                   1,861           1,772
                                                      ---------       ---------
          Total commercial loans                          2,338           2,449
                                                      ---------       ---------
Other loans:
  Indirect automobile                                    10,049          18,738
  Personal                                                1,715           1,568
  Education                                                 728             746
  Passbook and stock secured                              6,980           5,320
  Time sharing loans                                         --             158
  Home improvement                                          675             599
                                                      ---------       ---------
                                                         20,147          27,129
      Net deferred loan costs                               150             395
                                                      ---------       ---------
          Total other loans                              20,297          27,524
                                                      ---------       ---------
Total loans                                             262,018         238,459
Less allowance for possible loan losses                  (1,433)         (2,845)
                                                      ---------       ---------
Loans and loans held for sale, net                    $ 260,585       $ 235,614
                                                      =========       =========

Included in residential mortgages at December 31, 1995 and 1994 are approximately $2,883,000 and $175,000, respectively, of loans held for sale. In addition, approximately $143,000 of commercial loans were held for sale at December 31, 1995. At December 31, 1995 and 1994, the estimated market values of loans held for sale was in excess of their carrying value. The Bank was servicing mortgage loans sold under nonrecourse agreements amounting to approximately $252,940,000 and $229,010,000 at December 31, 1995 and 1994,
respectively. The Bank receives annual loan servicing fees ranging from .25% to .425% of the declining principal balance of loans, plus all late charges.

During October 1995, the Bank's management and Board of Directors evaluated the feasibility of a sale, at a discount, of a group of approximately $9.2 million of loans. This pool consisted of approximately $5.7 million of loans which were on non-accrual at September 30, 1995 and certain other loans which, although performing, were expected to require a higher than average level of management attention and out-of-pocket costs to maintain performance or to potentially foreclose upon or work out.

The transaction was reflected in the third quarter results for 1995. These loans were sold at approximately 64% of par. The loss associated with this sale was reflected as a charge-off to the allowance for possible loan losses.

In the ordinary course of business, the Bank has granted loans to certain of its officers and directors and their affiliates. All transactions are on substantially the same terms as those prevailing at the same time for individuals not affiliated with the Bank and do not involve more than the normal risk of collectibility. The total amount of such loans which exceeded $60,000 in aggregate amount to any related party, amounted to $2,371,000 at December 31, 1995, and $2,800,000 at December 31, 1994. During the year ended December 31, 1995, total principal additions were $679,000 and total principal reductions were $1,108,000.

                  ABINGTON SAVINGS BANK THE 1995 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

6.  LOANS AND OTHER REAL ESTATE OWNED (Cont.)

The following analysis summarizes the Bank's non-performing assets at December 31, 1995 and 1994.

                                                                  December 31,
                                                                 1995     1994
                                                                (In thousands)
Impaired loans or loans accounted for on a non accrual basis    $  485    $5,249
  Accruing loans past due 90 days or more
    as to principal or interest                                    243       153
                                                                ------    ------
      Total non performing loans                                   728     5,402
Other real estate owned                                          1,070     1,272
                                                                ------    ------
     Total non performing assets                                $1,798    $6,674
                                                                ======    ======

At December 31, 1995, impaired loans totaling $114,000 required an allocation of $35,000 of the allowance for possible loan losses. The remaining impaired loans did not require any allocation of the reserve for possible loan losses.


During 1995, the average balance of impaired loans was approximately $3,733,000. The total amount of interest income recognized on impaired loans during 1995 was approximately $284,000, which approximated the amount of cash received for interest during that period.

If non-accrual loans had been paying in accordance with their original terms, approximately $297,000 of additional interest income would have been recorded in 1994. During the year ended December 31, 1994, $147,000 was recognized in interest income on loans accounted for on a non-accrual basis, respectively. The Bank has no commitments to lend additional funds to borrowers whose loans have been deemed to be impaired.

An analysis of the allowance for possible loan losses follows:

                                                       Years Ended December 31,
                                                        1995               1994
                                                          (In thousands)
   Balance at beginning of year                        $ 2,845          $ 2,051
   Provision                                             2,233              610
   Recoveries                                              232               28
   Reserves acquired from Hull                              --              577
                                                       -------          -------
                                                         5,310            3,266
   Loans charged off                                    (3,877)            (421)
                                                       -------          -------
   Balance at end of year                              $ 1,433          $ 2,845
                                                       =======          =======

An analysis of the general allowance for possible losses on other real estate owned is as follows:

                                                       Years Ended December 31,
                                                          1995             1994
         Balance at beginning of year                  $  31,700        $182,500
         Provision                                       185,300         134,800
         Charge-offs                                    (113,300)       (285,600)
                                                       ---------        --------
         Balance at end of year                        $ 103,700        $ 31,700
                                                       =========        ========

                  ABINGTON SAVINGS BANK THE 1995 ANNUAL REPORT

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

7. BANKING PREMISES AND EQUIPMENT


A summary of the cost and accumulated depreciation of banking premises and equipment and their estimated useful lives is as follows:

                                                December 31,          Estimated
                                             1995         1994      Useful Lives
                                           -------------------      ------------
                                              (In thousands)
Banking premises:
   Land                                    $    671     $    671
   Buildings and improvements                 4,834        3,623     10-25 years
   Leasehold improvements                       523          284     10-15 years
   Equipment                                  6,336        5,462      3-10 years
                                           --------     ---------
                                             12,364       10,040
   Less accumulated depreciation             (5,836)      (4,895)
                                           --------     ---------
                                           $  6,528     $   5,145
                                           ========     =========

Depreciation expense for the years ended December 31, 1995, 1994 and 1993 amounted to $941,000, $861,000 and $834,000, respectively.

8. DEPOSITS

A summary of deposit balances, by type, is as follows:

                                                               December 31,
                                                            1995          1994
                                                          ----------------------
                                                              (In Thousands)
   Non-interest NOW                                       $ 24,572      $ 17,877
   NOW                                                      30,378        22,804
   Other savings                                            73,848        73,074
   Money market deposits                                    21,432        25,201
                                                          --------      --------
     Total non-certificate accounts                        150,230       138,956

   Term certificate accounts                               113,146        95,538
   Certificates of deposit greater than $100                16,694        12,052
   Brokered certificates of deposit                             --           297
                                                          --------      --------
     Total certificate accounts                            129,840       107,887
                                                          --------      --------
     Total deposits                                       $280,070      $246,843
                                                          ========      ========

A summary of certificate accounts by maturity is as follows:

                                                       December 31,
                                         1995                           1994
                                                  (Dollars in Thousands)
                                                Weighted                         Weighted
                                Amount         Average Rate    Amount        Average Rate
Within 1 year                  $ 74,645            5.70%     $ 48,952            4.87%
Over 1 year to 3 years           35,508            5.93        43,474            5.67
Over 3 years to 5 years          19,687            6.80        15,461            5.82
                               --------                      --------
                               $129,840            5.93%     $107,887            5.33%
                               ========                      ========

                  ABINGTON SAVINGS BANK THE 1995 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

9. SHORT-TERM BORROWINGS

Short-term borrowings consist primarily of Federal Home Loan Bank advances with original maturities of one year or less.

All borrowings from the Federal Home Loan Bank of Boston are secured under a blanket lien by certain qualified collateral defined principally as 90% of the carrying value of U.S. Government and agency obligations and 75% of the carrying value of residential mortgage loans.

Information relating to activity and rates paid under these borrowing agreements is presented below:

                                                  Years Ended December 31,
                                               1995         1994          1993
                                                   (Dollars in thousands)
Maximum amount of borrowings
  outstanding during the year                $108,683      $77,780      $55,380
Average month-end borrowings
  outstanding during the year                $ 73,728      $67,066      $44,624
Average interest rate during
  the year                                       6.17%        4.84%        3.39%
Unused line of credit at Federal
  Home Loan Bank of Boston                   $  6,689      $ 3,728      $ 3,459
Amount outstanding at end of year            $ 61,308      $58,052      $54,421
Weighted average interest rate
  at end of year                                 5.75%        6.00%        4.03%

10. LONG-TERM DEBT

A summary of long-term debt, consisting of FHLB advances with an original maturity of greater than one year is as follows:

                                                                  December 31,
                                                                1995        1994
                                                             ----------------------
                                                             (Dollars in thousands)
                   Maturity                        Interest
                     Date                            Rate
                     ----                            ----
             January  30, 1995                       5.91%    $    --    $ 2,500
             March 27, 1995                          4.32          --      4,000
             April 17, 1995                          6.19          --      2,500
             May 22, 1995                            5.98          --      3,000
             October 10, 1995                        6.95          --      3,000
             November 20, 1995                       5.59          --      5,000
             May 6, 1996**                           5.77       1,305      3,804
             June 10, 1996                           4.82       5,000      5,000
             August 16, 1996                         6.57       6,000      6,000
             September 23, 1996                      6.56      10,000     10,000
             September 23, 1996                      5.47       4,000      4,000
             October 28, 1996                        5.90       5,000      5,000
             March 25, 1997                          5.25       4,000      4,000
             May 5, 1997**                           6.12       5,232      8,460
             July 15, 1997**                         6.32       3,764      5,839
             August 18, 1997                         6.94       4,000      4,000
             October 27, 1997                        5.83       5,000         --
             November 24, 1997*                      5.82      16,000         --
             November 9, 1998                        5.80      15,000         --
                                                              -------    -------
                                                              $84,301    $76,103
                                                              =======    =======

* Variable rate advance with quarterly resets; with prepayment option at reset dates without penalty
** Amortizing advance

                  ABINGTON SAVINGS BANK THE 1995 ANNUAL REPORT

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------



11.  INCOME TAXES

The provision for income taxes consists of the following:

                                                Years Ended December 31,
--------------------------------------------------------------------------------
                                         1995             1994             1993
--------------------------------------------------------------------------------
                                                      (In thousands)
   Current:
     Federal                            $  595           $1,299           $1,290
     State                                  44              216              235
                                        ------           ------           ------
                                           639            1,515            1,525
                                        ------           ------           ------
   Deferred:
     Federal                               264               52               28
     State                                 115               19                3
                                        ------           ------           ------
                                           379               71               31
                                        ------           ------           ------
        Total                           $1,018           $1,586           $1,556
                                        ======           ======           ======

The reason for the differences between the effective tax rates and the statutory tax rates are summarized as follows:

                                                   Years Ended December 31,
--------------------------------------------------------------------------------
                                              1995          1994           1993
--------------------------------------------------------------------------------

Statutory rate                                34.0%         34.0%          34.0%
State taxes, net of federal benefit            4.3           3.6            3.9
Amortization of non
  deductible goodwill                          3.1            .9            --
Decrease in valuation allowance                --           (2.9)           --
Other, net                                      .2           1.0             .2
                                            ------        ------         ------
                                              41.6%         36.6%          38.1%
                                            ======        ======         ======


                  ABINGTON SAVINGS BANK THE 1995 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


11.  INCOME TAXES (CON'T.)

The components of net deferred tax assets recorded as of December 31, 1995, 1994, and 1993 are as follows (assets/(liabilities)):

                                                          December 31,
--------------------------------------------------------------------------------
                                                  1995        1994        1993
--------------------------------------------------------------------------------
                                                         (In thousands)

Book loan loss reserves in excess of tax        $   884     $ 1,087     $   956
Loan fee income recognized for tax not
  for books                                         165         204         328
Dividends on deposits not yet deducted for
  tax purposes                                      154         200         240
Pension expense deducted for book not
  for tax                                           209         128         128
Tax capital loss carry forwards not yet
  benefitted for tax purposes                      --          --            63
Equity in partnership losses recognized
  in different periods for tax purposes          (1,185)     (1,225)     (1,224)
Core deposit intangible                            (278)       (289)       --
Other, net                                          131          29         121
                                                -------     -------     -------
                                                     80         134         612
Less: valuation allowance                          --          --          (124)
                                                -------     -------     -------
                                                     80         134         488
Deferred tax - assets (liabilities)
  applicable to unrealized gains/losses on
  available for sale securities                      42         938        (129)
                                                -------     -------     -------

Net deferred tax assets included in other
  assets                                        $   122     $ 1,072     $   359
                                                =======     =======     =======

A valuation reserve of $124,000 established by management at January 1, 1993 was due to limitations on the Bank's ability to carryback tax losses for state purposes and potential limitations on realizing all or a portion of the capital loss carryforward before expiration. In 1994, the Bank realized the tax capital loss carryforwards as the result of certain capital gain transactions.

For federal income tax purposes, the Bank is allowed the use of a bad debt deduction method based on taxable income, subject to certain limitations. If such accumulated amounts, or any portion thereof, are used for purposes other than to absorb the losses for which the reserve was established, 150% of such amount must be included as income in computing federal income taxes. At December 31, 1995, the Bank's surplus includes approximately $1,960,000 of bad debt deductions for which income taxes have not been provided. As the Bank does not intend to use the reserve for purposes other than to absorb loan losses, deferred taxes of approximately $820,000 have not been provided on this amount.

12.  COMMITMENTS AND CONTINGENCIES

In the normal course of business, there are outstanding commitments and contingencies that are not reflected in the consolidated financial statements.

LITIGATION

The Bank is a defendant in various legal claims incident to its business, none of which is believed by management based on the advice of legal counsel, to be material to the consolidated financial statements.

SPECIAL TERMINATION AGREEMENTS

The Bank has entered into Special Termination Agreements with four officers which provide for a lump-sum severance payment within a three-year period following a "change in control," as defined in the agreements.


                  ABINGTON SAVINGS BANK THE 1995 ANNUAL REPORT

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


12.  COMMITMENTS AND CONTINGENCIES (CON'T.)

LOAN AND GENERAL COMMITMENTS

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments principally include commitments to extend credit and advance funds on outstanding lines of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The contract amounts or unpaid principal balance of those instruments reflect the extent of involvement the Bank has in these particular classes of financial instruments.

The Bank's exposure to credit loss is represented by the contractual amount or unpaid principal balance of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for financial instruments reflected on the balance sheet.

Financial instruments which represent credit risk at December 31, 1995 and 1994 are as follows:

--------------------------------------------------------------------------------
                                                       1995             1994
--------------------------------------------------------------------------------

Contract amount of:
  Commitments to grant loans                        $10,266,000      $12,615,000
  Commitments to sell loans                           2,062,000        1,378,000
  Unadvanced funds on home equity
     lines of credit                                 11,389,000       12,286,000
  Unadvanced funds on other lines
     of credit                                          984,000        1,790,000
  Commitments to advance funds under
     construction loan agreements                     2,499,000        2,850,000

Commitments to grant loans are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments for lines of credit may expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's credit worthiness on a case-by-case basis.

The Bank has an investment in a limited partnership with a book value of $192,000 at December 31, 1995. This partnership was established for the rehabilitation and management of low income housing projects. Credit risk, which is limited to funds previously advanced and tax credits subject to recapture, arises from the possible financial insolvency of any of these projects and the ultimate ability of the partnership to survive as a going concern. In this case, the Bank's investment in these projects would not be fully recoverable in the normal course of business, and previously earned tax credits may be recaptured.


LEASE COMMITMENTS

Pursuant to the terms of noncancellable lease agreements in effect, future minimum rent commitments for the next five years and thereafter are as follows at December 31, 1995 (in 000s):

         Year                      Amount
         ----                      ------

         1996                      $  220
         1997                         221
         1998                         175
         1999                         180
         2000                         159
         2001 and thereafter        1,372
                                   ------
                                   $2,327
                                   ======

Certain leases also contain renewal options (up to 10 years) and real estate tax escalation clauses. Rent expense for the years ended December 31, 1995, 1994 and 1993 amounted to approximately $156,000, $81,000 and $44,000, respectively.


                  ABINGTON SAVINGS BANK THE 1995 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


13.  STOCKHOLDERS' EQUITY

At the time of the conversion from mutual to stock form in 1986, the Bank established a liquidation account in the amount of $7,478,000. In accordance with Massachusetts statutes, the liquidation account will be maintained for the benefit of eligible account holders who continue to maintain their accounts in the Bank after the conversion. The liquidation account will be reduced annually to the extent that eligible account holders have reduced their qualifying deposit. Subsequent increases will not restore an eligible account holder's interest in the liquidation account. In the event of a complete liquidation of the Bank, each eligible account holder will be entitled to receive a distribution in an amount equal to their current adjusted liquidation account balances to the extent that funds are available.

Federal and state banking regulations place certain restrictions on dividends paid and loans or advances made by the Bank. The total amount of dividends which may be paid at any date is generally limited to the undivided profits of the Bank. Undivided profits at the Bank totaled $13,676,000 at December 31, 1995. Additionally, future dividends, if any, will depend on the earnings of the Bank and its subsidiaries, their need for funds, their financial condition and other factors, including applicable government regulations (see Note 3).


                  ABINGTON SAVINGS BANK THE 1995 ANNUAL REPORT

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


14.  PENSION AND MANAGEMENT INCENTIVE PLANS

The Bank provides basic and supplemental pension benefits for eligible employees through the Savings Banks Employees Retirement Association's ("SBERA") Pension Plan. Each employee reaching the age of 21 and having completed at least 1,000 hours of service in a consecutive twelve-month period beginning with such employee's date of employment automatically becomes a participant in the pension plan. All participants are fully vested after being credited with three years of service or at age 62, if earlier.

Net periodic pension expense for the plan years ended October 31, 1995, 1994 and 1993, consisted of the following:

--------------------------------------------------------------------------------
                                                 1995         1994         1993
--------------------------------------------------------------------------------
(In thousands)

 Service cost - benefits earned
   during the year                              $ 184        $ 204        $ 161
 Interest cost on projected
   benefits                                       163          146          125
 Actual return on plan assets                    (326)        (106)        (206)
 Net amortization and deferral                    176          (27)         106
                                                -----        -----        -----
                                                $ 197        $ 217        $ 186
                                                =====        =====        =====

According to SBERA's actuary, a reconciliation of the funded status of the plan at October 31, 1995 and 1994 is as follows:

                                                               October 31,
--------------------------------------------------------------------------------
                                                           1995          1994
--------------------------------------------------------------------------------
                                                              (In thousands)
     Plan assets at fair value, primarily
      bonds, common stock, and short-term
      money market investments                            $ 2,294       $ 1,735
     Projected benefit obligation                          (2,567)       (2,041)
                                                          -------       -------
     Excess of projected benefit obligation
      over plan assets                                       (273)         (306)
     Unrecognized net surplus at
      adoption                                               (100)         (106)
     Unrecognized net gain                                   (122)         (109)
                                                          -------       -------
     Accrued pension liability included on
      balance sheet                                       $  (495)      $  (521)
                                                          =======       =======

The accumulated benefit obligation (substantially all vested) at October 31, 1995 and 1994 amounted to $1,679,000 and $1,461,000, respectively, which is less than the plan assets at fair value.

For the plan years ended October 31, 1995, 1994 and 1993, actuarial assumptions include an assumed discount rate on benefit obligations of 7.00%, 8.00% and 7.00% respectively, and an expected long-term rate of return on plan assets of 8.00%, 7.00% and 7.00%, respectively. An annual salary increase of 6% was utilized for all years.

The Bank has adopted a management incentive plan (the "Plan") whereby all Officers and Supervisors are eligible to receive a bonus, proportionate to their respective salary, if the Bank meets or exceeds certain base standards of profitability and net worth levels for its fiscal year. The structure of the Plan is reviewed on an annual basis by the Board of Directors. The incentive bonus expense in 1995, 1994 and 1993 was approximately $150,000, $192,000, and $147,000, respectively.


                  ABINGTON SAVINGS BANK THE 1995 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

15.  OTHER NON-INTEREST EXPENSES

Other non-interest expense consisted of the following:

                                                    Years Ended December 31,
--------------------------------------------------------------------------------
                                                1995         1994         1993
--------------------------------------------------------------------------------
                                                         (In thousands)

Professional services                           $1,124       $1,067       $1,082
Advertising                                        598          303          229
Deposit insurance                                  324          528          506
Real estate in foreclosure and
  other real estate owned                          491          312          275
Amortization of intangible
 assets                                            355          182          107
Other                                            1,418        1,095        1,052
                                                ------       ------       ------
                                                $4,310       $3,487       $3,251
                                                ======       ======       ======

16.  STOCK OPTION PLAN

The Bank has a stock option plan whereby options to purchase a total of 230,000 shares have been reserved of which 203,850 shares have been granted to officers, certain other employees and directors. The per share exercise prices of the options granted range from $3.00 to $16.06 and equaled the fair market value of the shares on the date the options were granted. Stock option activity for the years ended December 31, 1995, 1994 and 1993 is as follows:

                                              Years Ended December 31,
--------------------------------------------------------------------------------
                                        1995            1994            1993
--------------------------------------------------------------------------------

Outstanding at beginning of year       159,462         134,850         141,200
Granted                                 35,250          29,000           3,000
Exercised                               (8,800)         (3,388)         (8,550)
Canceled                                (2,000)         (1,000)           (800)
                                      --------        --------        --------
Outstanding at end of year             183,912         159,462         134,850
                                      ========        ========        ========
Exercisable at end of year             163,662         159,462         134,850
                                      ========        ========        ========

Option price per share            $3.00-$16.06    $3.00-$16.06    $3.00-$11.25

In October 1993, in conjunction with its existing stock option plan, the Bank adopted a Long Term Performance Incentive Plan to encourage executive management and members of the Board of Directors to build long-term shareholder value. The plan is a three-year program which provides a mechanism for granting options under the Bank's stock option plan. Options to purchase a maximum of 23,250 shares of common stock for each of the 1993, 1994, and 1995 fiscal years may be granted to members of the Board of Directors and certain principal officers. All options as granted under this plan are included in the preceding table. The options are granted based on achievement of strategic goals such as acquisitions and asset purchases. The exercise price is at least equal to the fair market value of the Common Stock on the date of grant, which is the date of the February regular meeting of the Board of Directors following the end of 1993, 1994 and 1995. The options become exercisable upon a change of control of the Bank or after the market price of the common stock exceed 140% of the exercise price for a period of five consecutive business days.

All options granted become fully vested at the end of the ninth year. The maximum amount of options which can become exercisable in any one year is limited to $100,000 based on grant prices except in the event of a change of control, in which case, all options become exercisable.



                  ABINGTON SAVINGS BANK THE 1995 ANNUAL REPORT

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

17.  EMPLOYEE'S STOCK OWNERSHIP PLAN

The Bank has established an Employees' Stock Ownership Plan ("ESOP") which is being funded by the Bank's contributions made in cash (which generally will be invested in common stock) or common stock. Benefits may be paid in shares of common stock or in cash, subject to the employees' right to demand shares.

In November, 1993, the Bank loaned the ESOP $570,000 to acquire additional shares for participants on the open market. The loan is to be repaid over seven years with principal and interest (at a rate equal to 85% of the prevailing prime rate) payable quarterly. The loan is secured by the unallocated shares acquired by the ESOP.

The Bank's ESOP expense for the years ended December 31, 1995, 1994 and 1993 amounted to $82,000, $82,000 and $52,000, respectively.

The balance of the Unearned Compensation-ESOP shown in stockholders' equity is equal to the present value of unearned compensation to be contributed on behalf of the employees for future services.

In the event that the stock price of the Bank fluctuates materially at the point that shares vest with participants from the cost of shares acquired by the ESOP (at prices which range from $11.25 - $12.25 per share) the Bank's Consolidated Statement of Operations could be adversely (if increasing stock price) or favorably (decreasing stock price) affected. However, in all instances there will be no negative impact on the Bank's capital. There was no material impact related to changes in the market price in 1995, 1994 and 1993.


18. RESTRICTIONS ON CASH AND DUE FROM BANKS

At December 31, 1995 and 1994, cash and due from banks included $1,379,000 and $1,115,000, respectively, to satisfy the reserve requirements of the Federal Reserve Bank.


19.  DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value. Fair value estimates which were derived from discounted cash flows or broker quotes cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument.

CASH, FEDERAL FUNDS SOLD AND SHORT-TERM INVESTMENTS
For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

INVESTMENT SECURITIES, ASSETS HELD FOR SALE AND MORTGAGE-BACKED INVESTMENTS For investment securities, assets held for sale (typically loans) and mortgage-backed derivative investments, fair values are based on quoted market prices or dealer quotes.

LOANS
For certain homogeneous categories of loans, such as residential mortgages, home equity and indirect automobile loans, fair value is estimated using the quoted market prices for securities backed by similar loans adjusted for differences in loan characteristics or dealer quotes. The fair value of other types of loans was estimated by discounting anticipated future cash flows using current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

DEPOSIT LIABILITIES
The fair value of non-certificate deposit accounts is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated by discounting the anticipated future cash payments using the rates currently offered for deposits of similar remaining maturities.

SHORT-TERM AND LONG-TERM BORROWINGS
The fair value of borrowings was determined by discounting the anticipated future cash payments by using the rates currently available to the Bank for debt with similar terms and remaining maturities.

COMMITMENTS TO EXTEND CREDIT/SELL LOANS
The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present credit worthiness of customers. For fixed-rate loan commitments and obligations to deliver fixed-rate loans, fair value also considers the difference between committed rates and current levels of interest rates.

VALUES NOT DETERMINED
SFAS No. 107 excludes certain financial instruments from its disclosure requirements including, among others, real estate included in banking premises and equipment, the intangible value of the Bank's portfolio of loans serviced (both for itself and for others) and related servicing network, and the intangible value inherent in the Bank's deposit relationships (i.e., core deposits). Accordingly, the aggregate fair value amounts presented are not intended to represent the underlying value of the Bank.

                  ABINGTON SAVINGS BANK THE 1995 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


19.  DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS (CON'T.)

The carrying amount and estimated fair values of the Bank's financial instruments at December 31, 1995 and 1994 are as follows:

                                                          December 31,
----------------------------------------------------------------------------------------
                                                 1995                      1994
----------------------------------------------------------------------------------------
                                                         (In thousands)

                                           Carrying                Carrying
                                          or Notional    Fair     or Notional     Fair
                                            Amount       Value      Amount        Value
                                            ------       -----      ------        -----
Financial instrument assets:
  Cash and cash equivalents                 $ 10,611    $ 10,611    $  8,786    $  8,786
  Securities                                 164,881     164,784     154,811     146,213
  Loans, including held for sale,
    net                                      260,585     263,024     235,614     235,127

Financial instrument liabilities:
  Deposits                                  $280,070    $280,897    $246,843    $244,237
  Short-term borrowings                       61,308      60,918      58,052      58,033
  Long-term debt                              84,301      84,819      76,103      73,992

Off balance sheet financial instruments:
  Commitments to grant loans                $ 10,266    $ 10,266    $ 12,615    $ 12,615
  Commitments to sell loans                    2,062       2,062       1,378       1,378
  Unadvanced funds on home equity
    lines of credit                           11,389      11,389      12,286      12,286
  Commitments to advance funds under
    construction loan agreements .             2,499       2,499       2,850       2,850
  Unadvanced funds on other lines of
    credit                                       984         984       1,790       1,790
  Interest rate swap agreement                14,275      14,364      14,616      13,942


20.  QUARTERLY DATA (UNAUDITED)

Operating results on a quarterly basis for the years ended December 31, 1995 and 1994 are as follows:

                                                                      Years Ended December 31,
-----------------------------------------------------------------------------------------------------------------------------
                                                          1995                                        1994
-----------------------------------------------------------------------------------------------------------------------------
                                                (Dollars and outstanding shares in thousands, except per share data)

                                        Fourth      Third      Second      First     Fourth      Third     Second      First
                                        Quarter    Quarter     Quarter    Quarter    Quarter    Quarter    Quarter    Quarter
                                        -------    -------     -------    -------    -------    -------    -------    -------

Interest and dividend income            $ 8,493    $ 8,037     $ 7,748    $ 7,671    $ 7,623    $ 7,213    $ 6,414    $ 5,832
Interest expense                          4,935      4,615       4,457      4,215      4,195      3,846      3,322      2,986
                                        -------    -------     -------    -------    -------    -------    -------    -------
Net interest income                       3,558      3,422       3,291      3,456      3,428      3,367      3,092      2,846
Provision for possible loan losses          129      1,804         150        150        150        150        150        160
                                        -------    -------     -------    -------    -------    -------    -------    -------
Net interest income, after provision
  for possible loan losses                3,429      1,618       3,141      3,306      3,278      3,217      2,942      2,686
Non-interest income                         910        567         835        596        657        542        671        591
Non-interest expenses                     3,065      3,111       2,949      2,830      2,707      2,619      2,526      2,403
                                        -------    -------     -------    -------    -------    -------    -------    -------
Income (loss) before income taxes         1,274       (926)      1,027      1,072      1,228      1,140      1,087        874
Provision (benefit) for income taxes        485       (258)        385        406        491        456        407        232
                                        -------    -------     -------    -------    -------    -------    -------    -------
Net income (loss)                       $   789    $  (668)    $   642    $   666    $   737    $   684    $   680    $   642
                                        =======    =======     =======    =======    =======    =======    =======    =======
Earnings (loss) per share               $   .40    $  (.36)    $   .33    $   .34    $   .37    $   .35    $   .35    $   .33
                                        =======    =======     =======    =======    =======    =======    =======    =======


Weighted average shares outstanding       1,980      1,876       1,958      1,954      1,971      1,981      1,952      1,940
                                        =======    =======     =======    =======    =======    =======    =======    =======


                  ABINGTON SAVINGS BANK THE 1995 ANNUAL REPORT

                                                               STOCK MARKET DATA
--------------------------------------------------------------------------------


STOCK MARKET DATA

The common stock of the Bank is currently listed on the NASDAQ National Market System (NMS) under the symbol "ABBK".

The table below sets forth the range of high and low sales prices for the stock of the Bank for the quarters indicated. Market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions.

                                            Price               Dividends
                                            High         Low     Declared
                                            ----         ---     --------
         1996                               17 3/4      16 3/4     --
       1st quarter
         (through February 29, 1996)

         1995
       4th quarter                          19          15 1/2    $.10
       3rd quarter                          17          13 1/2    $.10
       2nd quarter                          15 1/8      12 1/2    $.10
       1st quarter                          15          12        $.10

         1994
       4th quarter                          15 1/2      11 3/4    $.10
       3rd quarter                          19 1/4      13 3/4    $.10
       2nd quarter                          16 1/4      11 1/4    $.10
       1st quarter                          12 1/2      10 1/4    $.10

         1993
       4th quarter                          12 3/8       9 3/4      --
       3rd quarter                          10 3/4       9 1/4      --
       2nd quarter                          10 1/2       8 1/8      --
       1st quarter                          11 3/4       8 1/4      --

As of February 29, 1996, the Bank had approximately 921 stockholders of record who held 1,883,738 outstanding shares of the Bank's Common Stock. The number of stockholders indicated does not reflect the number of persons or entities who hold their Common Stock in nominee or "street" name through various brokerage firms.


ANNUAL REPORT ON FORM F-2

A copy of the Bank's Annual Report on Form F-2 for the year ended December 31, 1995 as filed with the Federal Deposit Insurance Corporation, is available to stockholders (after March 30, 1996) without charge upon written request to:

Investor Relations,
Abington Savings Bank,
538 Bedford Street,
P.O. Box 2006,
Abington, MA 02351.

INQUIRIES

Edward J. Merritt
Executive Vice President and Chief Financial Officer
Abington Savings Bank



                  ABINGTON SAVINGS BANK THE 1995 ANNUAL REPORT

DIRECTORS AND OFFICERS
--------------------------------------------------------------------------------


DIRECTORS

James P. McDonough (1)                President and Chief Executive
                                      Officer, Abington Savings Bank

Robert J. Armstrong                   President and General Manager,
                                      Armstrong Construction Corp.

Bruce G. Atwood (2)                   Vice President Operations,
                                      Hyer Industries, Inc.

William F. Borhek (1)                 President,
                                      William F. Borhek Associates

Ralph B. Carver, Jr. (1)              President and Treasurer,
                                      Den-LeaRental, Inc.

Joel S. Geller (1)                    Owner-Manager and Director of
                                      Abington Liquors Corp.

Rodney Henrikson (2)                  Treasurer and Director,
                                      Henrikson Realty Corp.

A. Stanley Littlefield (1)            Attorney, private practice

Jay Timothy Noonan                    Manager, J. P. Noonan Trans., Inc.

Gordon N. Sanderson (2)               Retired

James J. Slattery                     President, J. H. Slattery Insurance
                                      Agency, Inc.

Wayne P. Smith                        Treasurer and Director,
                                      Suburban Enterprises, Inc.


(1)  Member of Executive Committee

(2)  Member of Audit Committee


OFFICERS

James P. McDonough,                   President
                                      & Chief Executive Officer

Edward J. Merritt,                    Executive Vice President
                                      & Chief Financial Officer

Mario A. Berlinghieri,                Senior Vice President -
                                      Corporate Banking

Donna L. Thaxter,                     Senior Vice President -
                                      Consumer Lending

Ruth E. Cook,                         Human Resources Officer

Elaine Crossland,                     Branch Officer

Ann E. Daigle,                        Assistant Vice President -
                                      Small Business

Deborah C. Dillon,                    Loan Review Officer

Susan L. Driscoll,                    Assistant Vice President

Ida C. Frazier,                       Vice President -
                                      Branch Operations

Mary E. Hagen,                        Assistant Vice President -
                                      Controller

Mary S. Janney,                       Vice President -
                                      Residential Lending

Julie Jenkins,                        Vice President - Operations

Robert M. Lallo,                      Vice President - Treasurer

Barbara M. Manning,                   Clerk

David J. McCarthy,                    Assistant Vice President

Marguerite J. Means,                  Assistant Vice President -
                                      Collections

Cynthia A. Mulligan,                  Vice President - Retail Banking

Robert H. Mulligan,                   Assistant Vice President

Lewis J. Paragona,                    Vice President -
                                      Human Resources

Evelyne A. Rico,                      Assistant Branch Officer

Dianne Rowan McBride,                 Branch Officer

Susan St. Germain-Downing,            Cash Management Officer

Carol M. Sharpless,                   Branch Officer



                  ABINGTON SAVINGS BANK THE 1995 ANNUAL REPORT

                              CORPORATE INFORMATION
--------------------------------------------------------------------------------


Corporate Office                             Independent Certified
                                             Public Accountants
Abington Savings Bank                        Arthur Andersen LLP
538 Bedford Street                           One International Place
Abington, MA  02351                          Fort Hill Square
                                             Boston, MA 02110
(617) 982-3200                               (617) 330-4000

Legal Counsel                                Transfer Agent and
Foley, Hoag & Eliot                          Registrar
One Post Office Square                       State Street Bank & Trust
Boston, MA 02109                             Boston EquiServe L.P.
                                             P.O Box 8200
(617) 832-1000                               Boston, MA  02266-8200

                                             (800) 426-5523

                                 BANKING OFFICES

Main Office                                  Halifax Office
533 Washington Street                        319 Monponsett Street
Abington, MA  02351                          Halifax, MA 02338

Kingston Office                              Loan Center
157 Summer Street, Route 53                  536 Washington Street
Kingston, MA 02364                           Abington, MA  02351

Whitman Office                               Pembroke Office
584 Washington Street                        175 Center Street
Whitman, MA 02382                            Pembroke, MA  02358

Hull Office                                  Abington High School
523 Nantasket Avenue                         Lincoln Boulevard Ext.
Hull, MA 02045                               Abington, MA  02351




                  ABINGTON SAVINGS BANK THE 1995 ANNUAL REPORT